# Premier Community Bankshares, Inc.









## 2004 Annual Report



# STRIVING TO ENHANCE SHAREHOLDER VALUE

♦ **Net Income (In Thousands)**
An average increase of 28% annually.



2.5
3.25
4.4
5.3
2000
2001
2002
2003


♦ **Book Value (per share)**
An average growth rate of 15% per year.



5.13
5.69
6.55
7.96
2000
2001
2002
2003


♦ **Market Value (per share)**
A 236% increase in 3 years



5.25
8.50
10.26
17.66


**Premier Community Bankshares, Inc. has continued to out perform the previous year since the merger in 2000 between Rockingham Heritage Bank and The Marathon Bank.**

**During this period of unprecedented growth, our Company's Board of Directors, officers, and employees continue to show their dedication.**

**As a result of their hard work and dedication, the Company has provided an enhanced increase in shareholder value to our owners.**

♦ **Asset Growth (In Thousands)**
A 23% average growth per year.



246
300
394
463
2000
2001
2002
2003


♦ **Loan Growth (In Thousands)**
More than doubled.



186
229
313
382
2000
2001
2002
2003


♦ **Deposit Growth (In Thousands)**
An average increase of 23% per year.



212
258
345
397



# LETTER TO OUR SHAREHOLDERS



As we close 2003, we are pleased to report that Premier Community Bankshares, Inc. had another record-setting year. We had significant gains in assets and liabilities that resulted in a major increase in earnings.

Net income for the year ending December 31, 2003 reached a record high of $5.3 million or $1.11 per diluted share, a 20% increase over the record performance in 2002. The return on average assets was 1.22%, a slight decline from 1.27% in 2002. Our return on average equity was 15.86% for 2003 as compared to 15.63% during 2002.

At year-end 2003, total consolidated assets reached an all time high of $462.9 million, an increase of 18.0% over the prior year. This was our third consecutive year of asset growth exceeding 17.6% per year. The loans grew to $382 million, an increase of $70 million or 22% over 2002. The company's loan portfolio quality continued to remain high as evidenced by non-performing loans which were $497 thousand or 0.13% of total loans outstanding, and net charge offs which totaled $155 thousand or 0.04% of total loans. Both of these ratios continued to be lower than our peer bank averages.

The deposit growth continues to reflect our banks' widespread appeal throughout our trade area. Total deposits increased 15% to a new high of $397 million at December 31, 2003. Non-interest bearing deposits grew to $61 million during 2003, which equates to a 26% increase over 2002.

The company has continued to increase shareholder value by increasing the book and market value of your shares of stock. The book value per share increased to $7.96 from $6.55 or 22% and the market price at year-end 2003 was $17.66 per share, up 72% from a year earlier. In the three years since we merged to form Premier Community Bankshares, Inc., our stock price has grown by slightly more than 50% per year on average. At year-end, the stock was trading at 2.22 times book value.

To support the expected growth of the company, we issued $6 million of trust preferred securities through a pooled underwriting and completed a common stock offering of 287,500 shares, raising an additional $4,347,000 after expenses. Both of these capital-raising programs were carried out in the fourth quarter of 2003. The capital will be used for general corporate purposes as well as to fund the establishment of a new bank, Premier Bank, which will have its initial branches in Berkeley and Jefferson counties of West Virginia. Meryl G. Kiser, an experienced community banker in these markets, was hired to lead the new bank. We are happy to report that Mr. Kiser has hired several experienced lenders from the new market area and opened a loan production office, which is already exceeding expectations.

During the past year, The Marathon Bank opened a new branch in the Winchester/Frederick County market and another in the Front Royal/Warren County market. The Frederick County branch is Marathon's sixth location in that market and the Front Royal branch is the second in that community. Rockingham Heritage Bank began construction of a branch in Bridgewater, Virginia, which is scheduled to open in the first quarter of this 2004. This will bring the branch total to 16 locations serving the counties of Augusta, Frederick, Rockingham, Shenandoah and Warren and the cities of Staunton, Harrisonburg, Waynesboro and Winchester.

We appreciate the outstanding efforts of our directors, officers, and employees and further recognize that our success is largely attributable to them. We also appreciate the support and efforts of our shareholders who made all of this possible.

Sincerely,

John K. Stephens

Donald L. Unger, President

# SELECTED FINANCIAL DATA

| | For the Years Ended December 31 | | | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 |
| | (in 000's except per share data) | | | |
| **INCOME STATEMENT DATA** | | | | |
| Interest Income | 26,512 | 23,114 | 20,235 | 18,487 |
| Interest Expense | 8,293 | 8,468 | 9,064 | 8,209 |
| Net Interest Income | $ 18,219 | $ 14,646 | $ 11,171 | $ 10,278 |
| Provision for Loan Losses | 919 | 1,100 | 687 | 483 |
| Net Interest Income after Provision | 17,300 | 13,546 | 10,484 | 9,795 |
| Noninterest Income | 3,654 | 2,440 | 1,904 | 1,332 |
| Other Expense | 13,213 | 9,527 | 7,514 | 7,126 |
| Income before Income Taxes | 7,741 | 6,459 | 4,874 | 4,001 |
| Income Taxes | 2,485 | 2,095 | 1,624 | 1,457 |
| Net Income | $ 5,256 | $ 4,364 | $ 3,250 | $ 2,544 |
| **PER SHARE DATA** | | | | |
| Net, Income-Basic | 1.14 | 0.96 | 0.72 | 0.56 |
| Net Income-Diluted | 1.11 | 0.94 | 0.71 | 0.55 |
| Cash Dividends | 0.18 | 0.15 | 0.12 | 0.10 |
| Book Value Per Share | 7.96 | 6.55 | 5.69 | 5.13 |
| **BALANCE SHEET DATA** | | | | |
| Assets | $ 462,899 | $ 393,755 | $ 299,865 | $ 246,315 |
| Loans, Net | 382,460 | 312,554 | 229,300 | 185,706 |
| Securities | 24,050 | 25,296 | 21,393 | 23,063 |
| Deposits | 397,345 | 345,062 | 257,637 | 212,155 |
| Shareholders' Equity | 38,877 | 29,824 | 25,745 | 23,307 |
| Shares Outstanding *(actual)* | 4,881,084 | 4,555,484 | 4,527,484 | 4,546,695 |
| **PERFORMANCE RATIOS** | | | | |
| Return on Average Assets | 1.22% | 1.27% | 1.22% | 1.12% |
| Return on Average Equity | 15.86% | 15.63% | 13.12% | 11.45% |
| Equity to Assets | 7.68% | 8.13% | 8.59% | 9.46% |
| Net Interest Margin | 4.63% | 4.67% | 4.52% | 4.92% |
| Efficiency Ratio | 59.90% | 55.30% | 57.10% | 61.17% |
| Allowance for Loan Losses to Loans | 1.06% | 1.06% | 1.06% | 1.07% |
| **CAPITAL AND LIQUIDITY** | | | | |
| Risk Based: | | | | |
| Tier 1 Capital | 13.68% | 11.51% | 14.04% | 12.13% |
| Total Capital | 14.80% | 12.56% | 15.10% | 13.16% |
| Average Loans to Average Deposits | 92.23% | 92.00% | 89.30% | 86.46% |
| Average Shares Outstanding: | | | | |
| Basic | 4,602,466 | 4,537,185 | 4,514,377 | 4,561,453 |

# PREMIER COMMUNITY BANKSHARES, INC.

## BOARD OF DIRECTORS

John K. Stephens, *Chairman*
Walter H. Aikens
Clifton L. Good
Stephen T. Heitz, *Treasurer/Assistant Secretary*
Joseph W. Hollis, *Secretary*
Donald L. Unger, *President and Chief Executive Officer*
Meryl G. Kiser
Wayne B. Ruck
Paul R. Yoder, Jr.

## BANK DIRECTORS

### THE MARATHON BANK

Walter H. Aikens
Frank H. Brumback
Robert W. Claytor
Clifton L. Good
Ralph S. Gregory
Joseph W. Hollis
Gerald H. Kidwell
Keith R. Lantz
Lewis W. Spangler
Donald L. Unger, Chairman

### ROCKINGHAM HERITAGE BANK

Paul S. Cline
Rodney L. Eagle
Joseph K. Funkhouser, II
Stephen T. Heitz
Wayne B. Ruck
Donald E. Showalter
John K. Stephens, *Chairman*
Jeremiah B. Sullivan
Paul R. Yoder, Jr.
Thomas W. Grove

## OFFICERS

### THE MARATHON BANK

Donald L. Unger
*President and Chief Executive Officer*
James C. Youngblood
*Executive Vice President*
Frederick A. Board
*Senior Vice President and CFO*
Meryl G. Kiser
*President, West Virginia Operations*
Ann Powell
*Executive Vice President and CFO, West Virginia Operations*

#### Vice Presidents

Larry P. Anderson
Guy R. Avey, III
Karen Y. Carroll
Kimberly A. Clark
Christopher S. Colbert
Gregory T. Coons
Leah Day
Dale B. Homan
Mason L. Kimble
Katrina K. Meade
Judy W. Mills
Debra R. Morfit
Susan M. Ralls
Jeffrey B. Riggleman
George H. Sheetz
Joseph L. Thompson, III
Harold T. White Jr.

Barbara S. Morris, *Executive Assistant/Corporate Secretary*

Wade W. Menefee, III, *Investment Officer*

#### Assistant Vice Presidents

Patricia L. Allemong
Tina R. Anderson
Melissa D. Duncan
Kevin M. Fowlkes
Dawn C. Kent
Susan R. Miller
Stefany M. Robertson
Kimery A. Ryman
Patricia S. Stine
Thomas E. Thayer
Suzanne W. Thomas
Shasta Vance

#### Marathon Bank Branches

**Winchester and Frederick County**

| | |
|---|---|
| 1041 Berryville Avenue | (540) 667-3297 |
| 1447 N. Frederick Pike | (540) 722-4700 |
| 4095 Valley Pike | (540) 869-6600 |
| 139 N. Cameron Street | (540) 542-6130 |
| 199 Front Royal Pike | (540) 450-0328 |

**Front Royal**

| | |
|---|---|
| 300 Warren Avenue | (540) 636-7799 |
| 1729 N. Shenandoah Avenue | (540) 635-9924 |

### ROCKINGHAM HERITAGE BANK

John K. Stephens
*President and Chief Executive Officer*
Steven H. Gordon
*Executive Vice President and Assistant Secretary*
Frederick W. Galway, Jr.
*Controller*
Joseph S. Harter
*Senior Vice President*
Edward A. Strunk
*Senior Vice President*

#### Vice Presidents

Susan R. Barnett
Gloria S. Elyard
Michael A. Estes
Edward L. Pursley
Robert R. Ring
Lawrence F. Smith
Christopher P. Vames

#### Assistant Vice Presidents

Cindy L. Giron
Linda S. Hartley
Ann C. Wescott

Phil Harder, *Systems Officer*
Jane E. Cave, *Operations Officer*
Sandra K. McIntyre, *Marketing Officer*
Karen B. Rose, *Training Officer*

#### Branch Officers

Barbara W. Fulk
Thomas J. Galvin
Patsy F. Martin

#### Rockingham Heritage Bank Branches

**Harrisonburg**

| | |
|---|---|
| 110 University Boulevard | (540) 432-9300 |
| 677 Chicago Avenue | (540) 564-0057 |
| 1980 South Main Street | (540) 433-9950 |

**Elkton**

| | |
|---|---|
| 410 W. Spotswood Trail | (540) 298-9293 |

**Waynesboro**

| | |
|---|---|
| 2556 Jefferson Highway | (540) 942-8488 |

**Weyers Cave**

| | |
|---|---|
| 54 Franklin Street | (540) 234-0565 |

**Staunton**

| | |
|---|---|
| 49 Lee Jackson Highway | (540) 887-2343 |

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003
Commission file number 0-18868

# Premier Community Bankshares, Inc.

(Exact Name of Registrant as Specified in its Charter)

| | |
|---|---|
| **Virginia**<br>(State or Other Jurisdiction of Incorporation or Organization) | **54-1560968**<br>(I.R.S. Employer Identification No.) |
| **4095 Valley Pike**<br>**Winchester, Virginia**<br>(Address of Principal Executive Offices) | **22602**<br>(Zip Code) |

**(540) 869-6600**
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| None | n/a |

Securities registered pursuant to Section 12(g) of the Act:
**Common Stock, par value $1.00 per share**
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ X ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ___ No _X_

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. **$53,000,414**

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of March 8, 2004. **4,886,484**

**DOCUMENTS INCORPORATED BY REFERENCE**
Proxy Statement for the 2004 Annual Meeting of Shareholders – Part III

## PART I

### Item 1. Business

General

Premier Community Bankshares, Inc. is a bank holding company that was incorporated in June 1989. We own all of the outstanding stock of The Marathon Bank, which was incorporated in August 1987, and Rockingham Heritage Bank, which was incorporated in June 1989. Our headquarters are in Frederick County, Virginia.

Premier is a holding company for Marathon and Rockingham Heritage and is not directly engaged in the operation of any other business. All of our business is conducted through Marathon and Rockingham Heritage. Our subsidiary banks operate autonomously, with separate local identities, management teams and decision-making processes, and without strict operating control from the holding company. Each bank has full responsibility for day-to-day operations, with minimal support from the holding company level. As a result, each bank can tailor its services and products to the needs of its community. The board of directors of the holding company does monitor the financial and operational performance of both banks.

Marathon and Rockingham Heritage, which are chartered under Virginia law, conduct a general banking business. Both banks' deposits are insured by the Federal Deposit Insurance Corporation and both are members of the Federal Reserve System.

We offer checking accounts, savings and time deposits, and commercial, real estate, personal, home improvement, automobile and other installment and term loans. We also offer travelers checks, safe deposit, collection, notary public, discount brokerage service, and other customary bank services (other than trust services). The three principal types of loans that we make are commercial and industrial loans, real estate loans and loans to individuals for household, family, and other consumer costs. Our banking offices include drive-up facilities. There are automated teller machines located at each of Marathon's offices and an additional five off-premise ATMs operated by Marathon. Rockingham Heritage has 18 ATMs throughout its market area.

Principal Market Areas

Our business in the area served by Marathon (the counties of Frederick, Clarke, Shenandoah, Warren and the city of Winchester, Virginia) and Rockingham Heritage (Rockingham and Augusta counties, and the cities of Harrisonburg, Waynesboro, and Staunton, Virginia) is highly competitive with respect to both loans and deposits. In our primary service area, there are numerous commercial banks (including large, multi-state banks with multiple offices) offering services ranging from deposits and real estate loans to full service banking. Certain of the commercial banks in this service area have higher lending limits than us and may provide various services for their customers that we do not offer.

According to a market share report prepared by the FDIC, Marathon's deposits as a percentage of total deposits in financial institutions in its market areas was 8.0% as of June 30, 2002, the most recent date for which market share information is available. Rockingham Heritage's deposits as a percentage of total deposits in financial institutions in its market areas was 5.9% as of June 30, 2002.

Expansion into West Virginia

We intend to organize a third bank in West Virginia, which will be named Premier Bank. We plan to locate Premier Bank's headquarters in Martinsburg and its initial branch office in Shepherdstown in West Virginia. The opening date of Premier Bank is projected to be the fourth quarter of 2004, after it receives a banking charter from West Virginia and insurance of accounts from the FDIC. Premier Bank will offer a wide variety of deposits and loans, including residential loans, commercial loans and commercial construction and development loans.

On October 6, 2003, West Virginia's Division of Banking approved Marathon's opening of a new lending office in Martinsburg, West Virginia. This office is staffed by the individuals who will operate Premier Bank after it receives the necessary state and federal regulatory approvals and opens for business. At that time, we will transfer this office from Marathon to Premier Bank. This office will not accept deposits until Premier Bank opens for business.

Martinsburg and Shepherdstown are located in Berkeley County and Jefferson County, respectively, in West Virginia's eastern panhandle. Martinsburg and Shepherdstown are approximately 80 and 60 miles, respectively, from both Washington, D.C. and Baltimore, Maryland. Many commuters to Washington and Baltimore and their populous suburbs in northern Virginia and Maryland live in Berkeley County and Jefferson County. There is commuter train service from Martinsburg to Washington and Baltimore.

Since 1990, the projected market area for our new bank has experienced rapid growth. Berkeley County's population grew from 59,300 to 75,900 between 1990 and 2000. In 2000, its average unemployment rate was 3.0% and its per capita income was $23,000. Major employers in Berkeley County include Berkeley County Schools, General Motors and Quad Graphics, and a number of other companies maintain distribution centers there. The federal government also has a strong presence in the county, including an Internal Revenue Service center, the VA Medical Center and the West Virginia Air National Guard. As of June 30, 2002, the most recent date for which market share information is available, Berkeley County had $672 million of total bank deposits.

From 1990 to 2000, Jefferson County's population grew from 36,000 to 42,000. In 2002, its per capita income was $26,900 and its unemployment rate was 3.1%. Major employers in Jefferson County include Penn National Gaming in Charles Town, Jefferson Memorial Hospital and the Jefferson County Board of Education. As of June 30, 2002, Jefferson County had $513 million of total bank deposits.

Credit Policies

The principal risk associated with each of the categories of loans in our portfolio is the creditworthiness of our borrowers. Within each category, such risk is increased or decreased, depending on prevailing economic conditions. In an effort to manage the risk, our policy gives loan amount approval limits to individual loan officers based on their position and experience. The risk associated with real estate mortgage loans and consumer loans varies, based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies, based on the supply and demand for the type of real estate under construction.

We have written policies and procedures to help manage credit risk. Our loan review process includes formulation of portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and regular portfolio reviews to establish loss exposure and to ascertain compliance with our policies.

Marathon uses an in-house management loan committee and a directors' loan committee to approve loans. The in-house loan committee, which consists of the president or senior vice president and two vice presidents, meets weekly to review most applications for loans that are intended to be held in the portfolio. This committee, approves unsecured loans up to $400,000, secured loans with non-negotiable collateral up to $500,000 and secured loans with negotiable collateral up to $1,000,000. The directors' loan committee, which is made up of six directors, approves loans up to the legal lending limit. The directors' loan committee also reviews lending policies proposed by management.

Rockingham's loan approval structure is similar to Marathon's. Rockingham's officer loan committee, which consists of the president or senior lending officer and two additional senior lending officers, approves loans in excess of individual loan officers lending authorities. These individual authorities vary up to $150,000. Loans in excess of $500,000 and up to the bank's legal lending limit are approved by a directors' loan committee, which consists of the president and three outside directors. The directors' loan committee also reviews loan policies and procedures, delinquent loans and other potential problem loans.

Residential loan originations come primarily from walk-in customers, real estate brokers and builders. Commercial real estate loan originations are obtained through broker referrals, direct solicitation of developers and continued business from customers. All completed loan applications are reviewed by our salaried loan officers. As part of the application process, information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow after debt service. Loan quality is analyzed based on each subsidiary bank's experience and guidelines with respect to credit underwriting, as well as the guidelines issued by the Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and other purchasers of loans, depending on the type of loan involved. The non-conforming one-to-four-family adjustable-rate mortgage loans that we originate, however, are not readily salable in the secondary market because they do not meet all of the secondary marketing guidelines. Real estate is appraised by independent fee appraisers who have been pre-approved by the board of directors.

In the normal course of business, we make various commitments and incur certain contingent liabilities that are disclosed but not reflected in our annual financial statements, including commitments to extend credit. At December 31, 2003, commitments to extend credit totaled $90.3 million.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate in our market area, including multi-family residential buildings, commercial buildings and offices, small shopping centers and churches. At December 31, 2003, commercial real estate loans aggregated $120.7 million or 31.2% of our gross loans.

In our underwriting of commercial real estate, we may lend up to 100% of the secured property's appraised value, although our loan to original appraised value ratio on such properties is 80% or less in most cases. Commercial real estate lending entails significant additional risk, compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy generally. Our commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower's creditworthiness and prior credit history and reputation, and we generally require personal guarantees or endorsements of borrowers. We also carefully consider the location of the security property.

One-to-Four-Family Residential Real Estate Lending

We make loans secured by one-to-four-family residences, all of which are located in our market area. We evaluate both the borrower's ability to make principal and interest payments and the value of the property that will secure the loan. We make loans in amounts of up to 100% of the appraised value of the underlying real estate. Loans are made with a loan to value up to 95% for conventional mortgage loans and up to 100% for loans guaranteed by either the Federal Housing Authority or the Veterans Administration. For conventional loans in excess of 80% loan to value, private mortgage insurance is secured insuring the mortgage loans to 75% loan to value. Generally if the loans are not made to credit standards of FHLMC, additional fees and rate are charged.

Although, due to competitive market pressures, we do originate long-term, fixed-rate mortgage loans, we currently underwrite and document all such loans to permit their sale in the secondary mortgage market. Certain loans that may not qualify for sale into the secondary market are structured as balloon notes payable in full within a five-year period and are held in our portfolio.

All one-to-four-family real estate mortgage loans being originated by us contain a "due-on-sale" clause providing that we may declare the unpaid principal balance due and payable upon the sale of the mortgage property. It is our policy to enforce these due-on-sale clauses concerning fixed-rate loans.

We require, in connection with the origination of residential real estate loans, title opinions and fire and casualty insurance coverage, as well as flood insurance where appropriate, to protect our interest. The cost of this insurance coverage is paid by the borrower.

We expect that Premier Bank, once it is organized, will make adjustable rate mortgages, in addition to fixed rate mortgage loans. One-to-four-family residential adjustable-rate mortgage loans will have interest rates that adjust every one or three years, generally in accordance with the rates on one-year and three-year U.S. Treasury bills. We expect that these loans will generally limit interest rate increases for each rate adjustment period and have an established ceiling rate at the time the loans are made. To compete with other lenders in our market area, we may make one-year loans at interest rates that, for the first year, are below the index rate that would otherwise apply to these loans.. There are unquantifiable risks resulting from potential increased costs to the borrower as a result of repricing. It is possible, therefore, that during periods of rising interest rates, the risk of defaults on these loans may increase due to the upward adjustment of interest costs to borrowers.

Construction Lending

We make local construction loans, both residential and commercial, and land development loans. At December 31, 2003, construction and land development loans outstanding were $66.5 million, or 17.2%, of gross loans. All of these loans are concentrated in our local market area. The average life of a construction loan is approximately nine months and they reprice monthly to meet the market, based on the prime rate. Because the interest charged on these loans floats with the market, they help us in managing our interest rate risk. Construction lending entails significant additional risks, compared with residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the home or land under construction, which is of uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To minimize the risks associated with construction lending, we limit most of our loan amounts to 80.0% of appraised value, in addition to our usual credit analysis of our borrowers. We also obtain a first lien on the property as security for our construction loans and personal guarantees from the borrower's principal owners.

Consumer Lending

We offer various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, deposit account loans, installment and demand loans, letters of credit, and home equity loans. At December 31, 2003, we had consumer loans of $23.3 million or 6.0% of gross loans. Such loans are generally made to customers with which we had a pre-existing relationship. We originate all of our consumer loans in our market area and intend to continue our consumer lending in this geographic area.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loan such as us, and a borrower may be able to assert against such assignee claims and defenses which it has against the seller of the underlying collateral. We add general provisions to our loan loss allowance at the time that the loans are originated. Consumer loan delinquencies often increase over time as the loans age. We have very few unsecured consumer loans.

The underwriting standards that we employ for consumer loans include a determination of the applicant's payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income for primary employment, and additionally from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

Commercial Loans

Commercial business loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. To manage these risks, we generally secure appropriate collateral and monitor the financial condition of our business borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his employment and other income and are secured by real estate whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate. Our standard operating procedure includes a credit review and monitoring process to review the cash flow of commercial borrowers. At December 31, 2003, commercial loans totaled $49.7 million, or 12.9% of gross loans.

Employees

As of December 31, 2003, we had 207 total employees, 184 of which were full-time employees. None of our employees is covered by any collective bargaining agreement, and relations with employees are considered excellent.

Supervision and Regulation

*General.* As a bank holding company, the Corporation is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve Board. The BHCA also generally limits the activities of a bank holding company to that of banking, managing or controlling banks, or any other activity that is determined to be so closely related to banking or to managing or controlling banks that an exception is allowed for those activities.

As state-chartered banks, Marathon and Rockingham Heritage are subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions. They also are subject to regulation, supervision and examination by the Federal Reserve Board. State and federal law also governs the activities in which Marathon and Rockingham Heritage engage, the investments that they make and the aggregate amount of loans that may be granted to one borrower. Various consumer and compliance laws and regulations also affect the operations of each of Marathon and Rockingham Heritage.

Premier Bank, which we are currently organizing in West Virginia, will also be a state-chartered bank, but it will not be a member of the Federal Reserve. As a result, Premier Bank will be subject to regulation, supervision and examination by West Virginia's Division of Banking and the Federal Deposit Insurance Corporation.

The earnings of the Corporation's subsidiaries, and therefore the earnings of the Corporation, are affected by general economic conditions, management policies, changes in state and federal legislation and actions of various regulatory authorities, including those referred to above. The following description summarizes the significant federal and state laws to which the Corporation and Marathon and Rockingham Heritage are subject. To the extent that statutory or regulatory provisions or proposals are described, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

*Payment of Dividends.* The Corporation is a legal entity separate and distinct from its banking and other subsidiaries. Virtually all of the Corporation's revenues will result from dividends paid to the Corporation by Marathon and Rockingham Heritage. Marathon and Rockingham Heritage are subject to laws and regulations that limit the amount of dividends that they can pay. In addition, the Corporation and Marathon and Rockingham Heritage are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's net income available to common shareholders over the past three years has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. The Corporation does not expect that any of these laws, regulations or policies will materially affect the ability of Marathon and Rockingham Heritage to pay dividends.

*Insurance of Accounts, Assessments and Regulation by the FDIC.* The deposits of Marathon and Rockingham Heritage are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the limits set forth under applicable law. The deposits of Marathon and Rockingham Heritage are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC.

The FDIC has implemented a risk-based deposit insurance assessment system under which the assessment rate for an insured institution may vary according to regulatory capital levels of the institution and other factors (including supervisory evaluations). Depository institutions insured by the BIF that are "well capitalized" are required to pay only the statutory minimum assessment of $2,000 annually for deposit insurance, while all other banks are required to pay premiums ranging from .03% to .27% of domestic deposits. These rate schedules are subject to future adjustments by the FDIC. In addition, the FDIC has authority to impose special assessments from time to time. However, because the legislation enacted in 1996 requires that both Savings Association Insurance Fund insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is assessing BIF-insured deposits an additional 1.30 basis points per $100 of deposits to cover those obligations.

The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is not aware of any existing circumstances that could result in termination of any deposit insurance of TMB or RHB.

*Capital.* The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Corporation and Marathon and Rockingham Heritage are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance ("Tier 2 capital," which, together with Tier 1 capital, composes "total capital").

In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness.

The risk-based capital standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

Premier Bank will be subject to similar guidelines that the FDIC has issued.

*Other Safety and Soundness Regulations.* There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent. For example, under the requirements of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the deposit insurance funds. The FDIC's claim for reimbursement under the cross guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institutions.

The federal banking agencies also have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized, as defined by the law. As of December 31, 2003, the Corporation and Marathon and Rockingham Heritage were classified as well capitalized.

State banking regulators also have broad enforcement powers over Marathon and Rockingham Heritage, including the power to impose fines and other civil and criminal penalties, and to appoint a conservator.

*Community Reinvestment*. The requirements of the Community Reinvestment Act are also applicable to each bank. The act imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Marathon received an outstanding rating in its most recent CRA examination, and Rockingham Heritage received an outstanding rating in its most recent CRA examination.

*Interstate Banking and Branching*. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state was authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

*Gramm-Leach-Bliley Act of 1999*. The Gramm-Leach-Bliley Act of 1999 (the "Act") was signed into law on November 12, 1999. The Act covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. Most of the Act's provisions require the federal bank regulatory agencies and other regulatory bodies to adopt regulations to implement the Act, and for that reason an assessment of the full impact on the Corporation of the Act must await completion of that regulatory process.

The Act repeals sections 20 and 32 of the Glass-Stegall Act, thus permitting unrestricted affiliations between banks and securities firms. The Act also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, brokerage, investment and merchant banking and insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed, and have at least a satisfactory Community Reinvestment Act rating.

The Act provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in certain areas identified in the Act. The Act directs the federal bank regulatory agencies to adopt insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The Act adopts a system of functional regulation under which the Federal Reserve Board is confirmed as the umbrella regulator for financial holding companies, but financial holding company affiliates are to be principally regulated by functional regulators such as the FDIC for state nonmember bank affiliates, the Securities and Exchange Commission for securities affiliates and state insurance regulators for insurance affiliates. The Act repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended, but identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker", and a set of activities in which a bank may engage without being deemed a "dealer". The Act also makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The Act contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The Act provides that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The Act also provides that the states may adopt customer privacy protections that are more strict than those contained in the Act. The Act also makes a criminal offense, except in limited circumstances, obtaining or attempting to obtain customer information of a financial nature by fraudulent or deceptive means.

Filings with the SEC

The Corporation files annual, quarterly, and other reports under the Securities Exchange Act of 1934 with the Securities and Exchange Commission. These reports are posted and are available at no cost on the Corporation's website, www.premiercommunitybankshares.com, as soon as reasonably practible after the Corporation files such documents with the SEC. Premier's filings are also available through the SEC's website at www.sec.gov.

**Item 2. Properties**

The following table provides certain information with respect to our properties:

| Location | Date Facility Opened | Ownership and Leasing Arrangements |
|---|---|---|
| Marathon: | | |
| Main Office<br>4095 Valley Pike<br>Winchester, Virginia | 1988 | Owned by Marathon. |
| Front Royal Branch<br>300 Warren Avenue, Post Office Plaza<br>Front Royal, Virginia | 1993 | Lease expires in 2016, subject to Marathon's option to renew for two additional five-year terms. |
| Winchester Branch<br>1041 Berryville Avenue<br>Winchester, Virginia | 1995 | Lease expires in 2004, subject to Marathon's option to renew for one additional five-year term. |
| Sunnyside Branch<br>1447 North Frederick Pike<br>Winchester, Virginia | 1997 | Lease expires in 2006, subject to Marathon's option to renew for two additional five-year terms. |
| Woodstock Branch<br>1014 South Main Street<br>Woodstock, Virginia | 1997 | Lease on real estate expires in 2007, subject to Marathon's option to renew for three additional five-year terms. Marathon owns the building. |
| Old Town Branch<br>139 North Cameron Street<br>Winchester, Virginia | 2002 | Owned by Marathon. |
| 522 South Branch<br>199 Front Royal Pike<br>Winchester, Virginia | 2003 | Owned by Marathon. |

| | | |
|---|---|---|
| Front Royal Branch II<br>1729 Shenandoah Avenue<br>Front Royal, Virginia | 2003 | Owned by Marathon |
| Operations Center<br>175 Front Royal Pike<br>Winchester, Virginia | 2003 | Lease expires in 2013, subject to Marathon's option to renew for four additional five-year terms. |
| Loan Production Office<br>Suite 397-3<br>Mid-Atlantic Parkway<br>Martinsburg, West Virginia | 2003 | Lease expires in 2004. Current plan is to have the third bank established in a new facility at that time, subject to receiving a charter and other necessary permissions to operate. |
| Rockingham Heritage: | | |
| Main Office<br>110 University Boulevard<br>Harrisonburg, Virginia | 1991 | Owned by Rockingham. |
| South Main Branch<br>1980 South Main Street<br>Harrisonburg, Virginia | 1996 | Owned by Rockingham. |
| Elkton Branch<br>410 West Spotswood Trail<br>Elkton, Virginia | 1998 | Owned by Rockingham. |
| Red Front Supermarket Branch<br>677 Chicago Avenue<br>Harrisonburg, Virginia | 1993 | Lease expires in 2007, with automatic renewal for one additional five-year term. |
| Weyers Cave Branch<br>54 Franklin Street<br>Weyers Cave, Virginia | 2000 | Lease expires in 2005, subject to Rockingham Heritage's option to renew for four additional five-year terms. |
| Waynesboro Branch<br>2556 Jefferson Highway<br>Waynesboro, Virginia | 2000 | Lease expires in 2004, subject to Rockingham Heritage's option to renew for four additional five-year terms. |
| Staunton Branch<br>49 Lee-Jackson Highway<br>Staunton, Virginia | 2001 | Lease expires in 2006, subject to Rockingham Heritage's option to renew for four additional five-year terms. |
| Operations Center<br>370 Neff Avenue<br>Harrisonburg, Virginia | 2002 | Lease expires in 2004 with no current plans to renew. |

Rockingham also expects to open an eighth office at 309 N. Main Street, Bridgewater, Virginia in March 2004. Rockingham owns the land and the improvements for that office.

We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

## Item 3. Legal Proceedings

In the course of normal operations, the Corporation, Marathon and Rockingham Heritage are parties to various legal proceedings. Based upon information currently available, and after consultations with legal counsel, management believes that such legal proceedings will not have a material adverse effect on the Corporation's business, financial position, or results of operations.

## Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders of the Corporation through a solicitation of proxies or otherwise.

# PART II

## Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Corporation's common stock is listed on the NASDAQ Small Cap Market under the symbol "PREM". Prior to the common stock's listing on NASDAQ on October 3, 1996, there were occasional transactions in the stock and management assisted in matching persons interested in buying or selling the stock.

The following table represents the Corporation's stock prices for 2003 and 2002. This sales price information reflects inter-dealer prices, without retail mark-up, mark-down, or commission.

| | 1st Quarter | | 2nd Quarter | | 3rd Quarter | | 4th Quarter | |
|---|---|---|---|---|---|---|---|---|
| | Low | High | Low | High | Low | High | Low | High |
| 2003 | 10.1 | 12.98 | 12 | 14.2 | 13.59 | 15.1 | 15 | 18.25 |
| 2002 | 8.32 | 9.9 | 9.5 | 12.5 | 9.85 | 10.6 | 9.7 | 10.68 |

At December 31, 2003, the Corporation had approximately 2,245 stockholders of record.

Dividends from Marathon and Rockingham Heritage serve as the primary funding to the Corporation for dividend payment. The Corporation declared a $.18 per share cash dividend to stockholders of record as of December 26, 2003. Cash dividends of $.15 per share cash declared in 2002 were paid in January, 2003 and cash dividends of $.12 per share, declared in 2001, were paid in January, 2002.

Dividend Policy

Our future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including future consolidated earnings, financial condition, liquidity and capital requirements of both us and Marathon and Rockingham Heritage, applicable governmental regulations and policies and other factors deemed relevant by our board of directors.

Our ability to distribute cash dividends will depend primarily on the abilities of our subsidiary banks to pay dividends to us. As state member banks, both Marathon and Rockingham Heritage are subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Furthermore, neither we nor the banks may declare or pay a cash dividend on any of our capital stock if we are insolvent or if the payment of the dividend would render us insolvent or unable to pay our obligations as they become due in the ordinary course of business. For additional information on these limitations, see "Government Supervision and Regulation – Payment of Dividends" in Item 1 above.

## Item 6. Selected Financial Data

The following selected consolidated financial data is based upon the Corporation's audited financial statements and related notes and should be read in conjunction with such financial statements and notes.

| | Year Ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 | 1999(1) |
| | (In Thousands Except Per Share Data) | | | | |
| **Income Statement Data** | | | | | |
| Interest income | $26,512 | $23,114 | $20,235 | $18,487 | $15,503 |
| Interest expense | 8,293 | 8,468 | 9,064 | 8,209 | 6,617 |
| Net interest income | 18,219 | 14,646 | 11,171 | 10,278 | 8,886 |
| Provision for loan losses | 919 | 1,100 | 687 | 483 | 380 |
| Net interest income after provision | 17,300 | 13,546 | 10,484 | 9,795 | 8,506 |
| Non-interest income | 3,654 | 2,440 | 1,904 | 1,332 | 1,231 |
| Non-interest expense | 13,213 | 9,527 | 7,514 | 7,126 | 6,242 |
| Income before income taxes | 7,741 | 6,459 | 4,874 | 4,001 | 3,495 |
| Income taxes | 2,485 | 2,095 | 1,624 | 1,457 | 1,182 |
| Net income | 5,256 | 4,364 | 3,250 | 2,544 | 2,313 |
| **Per Share Data** | | | | | |
| Net income-basic | 1.14 | 0.96 | 0.72 | 0.56 | 0.51 |
| Net income-diluted | 1.11 | 0.94 | 0.71 | 0.55 | 0.50 |
| Cash dividends declared | 0.18 | 0.15 | 0.12 | 0.10 | 0.09 |
| Book value per share | 7.96 | 6.55 | 5.69 | 5.13 | 4.62 |
| **Balance Sheet Data** | | | | | |
| Assets | $462,899 | $393,755 | $299,865 | $246,315 | $204,827 |
| Loans, net | 382,459 | 312,554 | 229,300 | 185,706 | 152,474 |
| Securities | 24,051 | 25,296 | 21,393 | 23,063 | 19,086 |
| Deposits | 397,345 | 345,062 | 257,637 | 212,155 | 181,153 |
| Shareholders' equity | 38,877 | 29,824 | 25,745 | 23,308 | 21,073 |
| Shares outstanding (actual) | 4,881,084 | 4,555,484 | 4,527,484 | 4,546,695 | 4,558,393 |
| **Performance Ratios** | | | | | |
| Return on average assets | 1.22% | 1.27% | 1.22% | 1.12% | 1.21% |
| Return on average equity | 15.86% | 15.63% | 13.12% | 11.45% | 11.05% |
| Equity to assets | 7.68% | 8.13% | 8.59% | 9.46% | 10.29% |
| Net interest margin | 4.63% | 4.67% | 4.52% | 4.92% | 4.91% |
| Efficiency ratio | 59.90% | 55.30% | 57.10% | 61.17% | 61.61% |
| Allowance for loan losses to loans | 1.06% | 1.06% | 1.06% | 1.07% | 1.10% |
| **Asset Quality Ratios** | | | | | |
| Net charge-offs to average loans outstanding | 0.04% | 0.08% | 0.11% | 0.10% | 0.19% |
| Non-performing loans to period-end loans | 0.13% | 0.20% | 0.09% | 0.20% | 0.03% |
| Non-performing assets to total assets | 0.12% | 0.18% | 0.09% | 0.15% | 0.11% |
| Allowance for loan losses to non-performing loans | 825.75% | 529.30% | 1165.40% | 539.10% | 4222.50% |
| **Capital and Liquidity Ratios** | | | | | |
| Risk-based: | | | | | |
| Tier 1 capital | 13.68% | 11.51% | 14.04% | 12.13% | 13.36% |
| Total capital | 14.80% | 12.56% | 15.10% | 13.16% | 14.42% |
| Average loans to average deposits | 93.29% | 92.00% | 89.30% | 86.46% | 85.39% |
| Average shares outstanding: | | | | | |
| Basic | 4,602,466 | 4,537,185 | 4,514,377 | 4,561,439 | 4,566,701 |
| Diluted | 4,745,089 | 4,621,088 | 4,591,734 | 4,615,023 | 4,651,106 |

(1) Financial information for 1999 has been restated to reflect the merger of Rockingham Heritage effective November 20, 2000.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

General

The following commentary discusses major components of our business and presents an overview of our consolidated financial position at December 31, 2003, 2002 and 2001, as well as results of operations for those same periods. This discussion should be reviewed in conjunction with the consolidated financial statements and accompanying notes and other statistical information presented elsewhere in this prospectus.

Our subsidiary banks operate autonomously, with separate local identities, management teams and decision-making processes, and without strict operating control from the holding company. The following commentary is being presented on a consolidated basis.

We are not aware of any current recommendations by any regulatory authorities that, if they were implemented, would have a material effect on our liquidity, capital resources or results of operations. Marathon is, however, subject to a written agreement with the Federal Reserve Bank of Richmond that resulted from the failure to file certain reports with FinCEN (the Financial Crimes Enforcement Network), in violation of the Bank Secrecy Act, by one of our former employees. The agreement, which is dated May 20, 2003, requires Marathon to provide the Federal Reserve with a written program designed to ensure and maintain compliance with the act and quarterly progress reports on the actions that it takes to secure compliance with the agreement. We and Rockingham Heritage are not parties to the agreement. Marathon is in full compliance with the requirements of the agreement.

Overview

Premier Community Bankshares, Inc. (the Corporation) is the holding company for The Marathon Bank and Rockingham Heritage Bank. The following discussion complements the financial statements and is intended to assist the reader in evaluating the financial performance and condition of Premier Community Bankshares, Inc. as of December 31, 2003. Premier Community Bankshares, Inc. was formerly called Marathon Financial Corporation. On November 20, 2000, the Corporation changed its name and acquired all of the issued and outstanding capital stock of Rockingham Heritage Bank through a merger with Rockingham Heritage Bank at the subsidiary level. All information has been restated to reflect the merger of Rockingham Heritage Bank for all years stated.

Premier Community Bankshares, Incorporated ("Premier" or the "Corporation") is a Virginia multi-bank holding company headquartered in Winchester, Virginia. The Corporation owns The Marathon Bank as well as Rockingham Heritage Bank and its subsidiary, RHB Services, Inc. Rockingham Heritage Bank and its subsidiary were merged into Premier in a pooling of interests transaction consummated on November 20, 2000. Concurrent with the merger, Marathon Financial Corporation changed its name to Premier Community Bankshares, Inc. The consolidated statements include the accounts of Premier and its wholly-owned subsidiaries. All significant inter-company accounts have been eliminated.

The Corporation and its subsidiaries, The Marathon Bank and Rockingham Heritage Bank are engaged in the business of offering banking services to the general public. Premier offers checking accounts, savings and time deposits, and commercial, real estate, personal, home improvement, automobile and other installment and term loans. The Corporation also offers financial services, travelers checks, safe deposit boxes, collection, notary public and other customary bank services (with the exception of trust services) to its customers. The three principal types of loans made by Premier are: (1) commercial and industrial loans; (2) real estate loans; and (3) loans to individuals for household, family and other consumer expenditures.

The Corporation intends to organize a third bank in West Virginia, which will be named Premier Bank. The Corporation plans to locate Premier Bank's headquarters in Martinsburg and its initial branch office in Shepherdstown in West Virginia. The opening date of Premier Bank is projected to be the fourth quarter of 2004, after it receives a banking charter from West Virginia and insurance of accounts from the FDIC. Premier Bank will offer a wide variety of deposits and loans, including residential loans, commercial loans and commercial construction and development loans.

## Caution About Forward Looking Statements

We make forward looking statements in this annual report that are subject to risks and uncertainties. These forward looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward looking statements.

These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- the ability to successfully manage our growth or implement our growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future;
- maintaining capital levels adequate to support our growth;
- maintaining cost controls and asset qualities as we open or acquire new branches;
- reliance on our management team, including our ability to attract and retain key personnel;
- the successful management of interest rate risk;
- changes in general economic and business conditions in our market area;
- changes in interest rates and interest rate policies;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- demand, development and acceptance of new products and services;
- problems with technology utilized by us;
- changing trends in customer profiles and behavior; and
- changes in banking and other laws and regulations applicable to us.

Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward looking statements. In addition, our past results of operations do not necessarily indicate our future results.

## Financial Overview

At December 31, 2003 we had total assets of $462.9 million, net loans of $382.5 million, deposits of $397.3 million and shareholders' equity of $38.9 million. The increase in assets was 17.6% over the amount at December 31, 2002, while net loans and deposits increased 22.4% and 15.2%, respectively, for the same period.

Our earnings per share, on a fully diluted basis, for the year ended December 31, 2003 was $1.11, which represented an increase of $0.17, or 18.1%, over earnings per share, on a fully diluted basis, of $0.94 for the same period 2002. The increase is partially attributable to a 24.4% increase in net interest income over the same periods, due to strong growth in our earning assets. The increase is also attributable to a 49.8% increase in non-interest income, as service charge income and other fees provided recurring sources of income.

Our return on average equity was 15.86% for the period ended December 31, 2003 and has increased every year since 1999. We have been able to achieve this level without relying on a disproportionate share of income from mortgage banking operations. Our improvement has occurred as we have continued to grow through the opening of new branches. Our efficiency ratio has also increased during this growth in the past year, rising from 55.30% at December 31, 2002 to 59.90% for year-end 2003.

## Critical Accounting Policies

### *General*

The financial condition and results of operations presented in the consolidated financial statements, the accompanying notes to the consolidated financial statements and this section are, to a large degree, dependent upon our accounting policies. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change. We discuss below those accounting policies that we believe are the most important to the portrayal and understanding of our financial condition and results of operations. These critical accounting policies require our most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood.

*Allowance for Loan Losses*

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting:

- SFAS 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimatable and
- SFAS 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses is determined by evaluating our loan portfolio on at least a quarterly basis. Particular attention is paid to individual loan performance, collateral values, borrower financial condition and overall economic conditions. The evaluation includes a close review of the internal watch list and other non-performing loans. Management uses three steps in calculating the balance of the allowance. The first step is the specific classification which examines problem loans and applies a weight factor to each category. The weight factor is based upon historical data and the loans within each category are reviewed on a monthly basis to determine changes in their status. The second step applies a predetermined rate against total loans with unspecified reserves. Again, this rate is based upon experience and can change over time. The third step is an unallocated allowance which is determined by economic events and conditions that may have a real, but as yet undetermined, impact upon the portfolio. Each of these steps is based on data that can be subjective and the actual losses may be greater or less than the amount of the allowance. However, management feels that the allowance represents a reasonable assessment of the risk imbedded in the portfolio.

Financial Condition

*Total Assets*

The Corporation's assets grew at a 17.6% pace, ending the year at $462.9 million. Total loans at year-end 2003, were $386.6 million of which $309.0 million were loans secured by real estate. The remaining loans consisted of $49.7 million in commercial loans, $23.3 million in consumer installment loans and $4.5 million in all other loans. Net loans for 2003, were $382.5 million, an increase of $69.6 million or 22.4% from the December 31, 2002 balance of $312.6 million. The loan to deposit ratio was 96.3% for 2003 and 90.6% as of December 31, 2002. Steady loan demand in an expanding market, combined with continued low interest rates, generated the loan growth experienced for 2003. These conditions, along with the strong Valley economy, combined with the anticipated growth from the new loan production office in Martinsburg, West Virginia, gives management the belief that the Corporation will continue to see strong and increased loan demand for the immediate future.

The investment portfolio decreased 4.9% to $24.1 million at year-end 2003 compared to $25.3 million at December 31, 2002. Given the anticipated demands on the Corporation's capital to fund new loans and the loan production office in Martinsburg, management has chosen not to replace all matured or called securities in the portfolio. Federal funds sold decreased $2.1 million to $16.9 million at December 31, 2003 compared to $19.0 million at December 31, 2002. The decrease in federal funds sold was used to help fund the loan growth mentioned above. Total interest earning assets increased $65.5 million or 18.1% from December 31, 2002 to December 31, 2003. This increase was primarily the result of the increase in outstanding loan balances.

*Liabilities*

Total deposits increased to $397.3 million at December 31, 2003, from a balance of $345.1 million at December 31, 2002, which is an increase of $52.3 million or 15.2%. Non-interest bearing deposits have increased to $61.1 million as of December 31, 2003, an increase of $12.6 million or 25.9% from year-end 2002. During this period interest bearing checking and savings accounts increased $29.3 million or 29.1% to $130.3 million. The balance in time deposits was $205.9 million at the end of 2003 reflecting an increase of $10.4 million or 5.3% over 2002. As of December 31, 2003 non-interest bearing deposits represented 15.4% of total deposits as compared to 14.1% at year-end 2002. Low cost interest bearing deposits including savings and interest bearing checking were 32.8% of total deposits, a slight increase from 29.3% at December 31, 2002. Time deposits represented 51.8% of total deposits at December 31, 2003, an increase from 56.7% at year-end 2002. The increase in time deposits is the result of Premier's ability to offer competitive rates in its market area.

Advances from the Federal Home Loan Bank were $10.0 million at December 31, 2003, an increase from $9.0 million at December 31, 2002. In addition, we had $13.0 million in outstanding trust preferred capital notes at December 31, 2003 and $7.0 million at December 31, 2002.

*Shareholders' Equity*

Total equity increased $9.1 million or 30.4% during 2003. This increase was due to a $5.3 million net profit for the year plus exercised stock options of $416 thousand. The Corporation also raised $4.3 million in capital through a stock offering of 287,500 shares during the third quarter. The proceeds from this offering will primarily be used to help fund the new bank in West Virginia, which is expected to open during the fourth quarter of 2004. The primary capital to assets ratio is 8.4%.

Net Income

Net income for the year ended 2003 was $5.3 million compared to $4.4 million for the same period in 2002. This is an increase of $892 thousand or 20.4% over the same period 2002. The provision for income tax expense increased $390 thousand from $2.1 million in 2002 to $2.5 million in 2003. The return on assets was 1.22% for 2003 as compared to 1.27% for the same period 2002. For 2003, the return on equity was 15.86% up from 15.63% for 2002.

Net income for the year ended 2002 was $4.4 million compared to $3.3 million for the same period in 2001. This is an increase of $1.1 million or 34.3% over the same period 2001. The return on assets was 1.27% for 2002 as compared to 1.22% for the same period 2001. For 2002, the return on equity was 15.63% up from 13.12% for 2001.

Net Interest Income

Net interest income is the difference between interest income and interest expense and represents our gross profit margin. The net interest margin represents net interest income divided by average earning assets. It reflects the average effective rate that we earned on our earning assets. Net interest margin is affected by changes in both average interest rates and average volumes of interest earning assets and interest bearing liabilities.

Net interest income for the year ending December 31, 2003 was $18.2 million, $3.6 million or 24.4% higher than the year ending 2002. This increase is the result of the growth in average earning assets of $82.1 million in 2003. The combination of growth and rate changes had the effect of decreasing the net interest margin from 4.67% at year-end 2002 to 4.63% for the same period of 2003.

Net interest income for the year ended December 31, 2002 was $14.6 million, $3.5 million or 31.1% higher than the year ended December 31, 2001. This increase is the result of the growth in average earning assets of $67.6 million in 2002. The combination of growth and rate changes had the effect of increasing the net interest margin from 4.52% at year-end 2001 to 4.67% for the same period of 2002. As is the case with most financial institutions, Premier is liability sensitive for interest bearing balances re-pricing or maturing within one year.

Interest income totaled $26.5 million for the year ending December 31, 2003, $3.4 million or 14.7% higher than the year ending December 31, 2002. Interest and fees on loans of $25.1 million comprise the vast majority of interest income. Interest income from investment securities was $1.2 million for 2003, down slightly from the 2002 year-end amount of $1.3 million. This slight decrease is due to the decreased balance in the investment portfolio. Interest income on federal funds, the third major component of the bank's investments, decreased $46 thousand or 16.0%. The decline in interest earned on federal funds balance was the result of a decrease in the interest rate paid on fed funds.

Interest income totaled $23.1 million for the year ended December 31, 2002, $2.9 million or 14.2% higher than the year ended December 31, 2001. Interest and fees on loans of $21.6 million comprise the vast majority of interest income. Interest income from investment securities was $1.3 million for 2002, basically unchanged from the same period 2001. Interest income on federal funds decreased $538,000 or 65.1%. The decline in interest earned on federal funds balances was the result of lower interest rates and a decrease in the average fed funds balance, as those funds were converted to meet loan demand.

Total interest expense for the year ending December 31, 2003 was $8.3 million, $175 thousand or 2.1% lower than for the same period 2002. Interest paid on deposits for 2003 decreased by $270 thousand or 3.5% over the same period 2002. The impact of declining interest rates from December 2002 through December 2003 more than offset the additional expense generated by an increase of $65.5 million in average deposits during the same period. Interest on borrowings increased by $95 thousand or 14.0% over the same period last year. This increase was primarily the result of interest expense related to the issuance of a Trust Preferred issue of $6.0 million during 2003. Additional borrowings were also obtained from the Federal Home Loan Bank.

Total interest expense for the year ended December 31, 2002 was $8.5 million, $596,000 or 6.6% lower than for the same period 2001. Interest paid on deposits for 2002 decreased by $874,000 or 10.1% over the same period 2001. The impact of declining interest rates from December 2001 through December 2002 more than offset the additional expense generated by an increase of $87.4 million in total deposits during the same period. Interest on borrowings increased by $278,000 or 72.0% over the same period last year. This increase was primarily the result of additional interest expense related to the issuance of $7.0 million in Trust Preferred Securities in December 2001. Borrowings were also obtained from the Federal Home Loan Bank.

The following table illustrates average balances of total earning assets and total interest-bearing liabilities for the periods indicated and shows the average distribution of assets, liabilities, shareholders' equity, and the related income, expense, and corresponding weighted average yields and costs. The average balances used for the purpose of this table and other statistical disclosures were calculated by using the daily average balances

| (In thousands) | December 31, 2003 | | | December 31, 2002 | | | December 31, 2001 | | |
|---|---|---|---|---|---|---|---|---|---|
| Assets: | Average Balances | Earnings/ Expense | Yield/ Rate | Average Balances | Earnings/ Expense | Yield/ Rate | Average Balances | Earnings/ Expense | Yield/ Rate |
| Interest Earning Assets | | | | | | | | | |
| Loans, net (1) | $351,213 | $25,106 | 7.15% | $275,095 | $21,558 | 7.84% | $206,881 | $18,207 | 8.80% |
| Interest-bearing deposits | 382 | 4 | 1.05% | 502 | 12 | 2.39% | 885 | 39 | 4.41% |
| Securities (2) | 24,234 | 1,390 | 5.74% | 23,148 | 1,404 | 6.07% | 19,509 | 1,247 | 6.39% |
| Federal funds sold | 23,042 | 242 | 1.05% | 18,029 | 288 | 1.60% | 21,889 | 826 | 3.77% |
| Total interest earning assets | $398,871 | $26,742 | 6.70% | $316,774 | $23,262 | 7.34% | $249,164 | $20,319 | 8.15% |
| Non-Interest Earning Assets | | | | | | | | | |
| Cash and due from banks | 22,385 | | | 19,026 | | | 11,827 | | |
| Bank premises and equipment | 9,438 | | | 5,685 | | | 5,038 | | |
| Other assets | 4,577 | | | 4,736 | | | 1,763 | | |
| Allowance for loan losses | (3,731) | | | (2,761) | | | (2,193) | | |
| Total assets | $ 431,540 | | | $ 343,460 | | | $ 265,599 | | |
| Liabilities and Shareholders' Equity | | | | | | | | | |
| Liabilities | | | | | | | | | |
| Interest-bearing deposits | 323,216 | 7,518 | 2.33% | $257,699 | $7,788 | 3.02% | $197,089 | $8,662 | 4.39% |
| Borrowed funds | 19,791 | 775 | 3.92% | 15,144 | 680 | 4.49% | 7,663 | 402 | 5.25% |
| Total interest-bearing liabilities | $343,007 | $8,293 | 2.42% | $272,843 | $8,468 | 3.10% | $204,752 | $9,064 | 4.43% |
| Non-Interest Bearing Liabilities: | | | | | | | | | |
| Liabilities: | | | | | | | | | |
| Demand deposits | $ 53,258 | | | $41,379 | | | $34,570 | | |
| Other liabilities | 2,132 | | | 1,321 | | | 1,506 | | |
| Total liabilities | 398,397 | | | 315,543 | | | 240,828 | | |
| Shareholders' equity | 33,143 | | | 27,917 | | | 24,771 | | |
| Total liabilities and shareholders' equity | $ 431,540 | | | $ 343,460 | | | $ 265,599 | | |
| Net Interest Earnings | | $ 18,449 | | | $ 14,794 | | | $ 11,255 | |
| Net Interest Yield on Earnings Assets | | | 4.63% | | | 4.67% | | | 4.52% |

(1) Non-accrual loans are included in the average balance of this category

(2) Amounts are shown on a tax equivalent basis.

The following table represents the variances of earning assets and interest-bearing liabilities for the periods indicated. The total variance for each category is broken down between volume variance and rate variance which provides an analysis of the impact that growth and changes in interest rates have upon the balance sheet structure.

| (In thousands) | December 31, 2003 vs. 2002 | | | December 31, 2002 vs. 2001 | | |
|---|---|---|---|---|---|---|
| Interest Earned On: | Due to Volume | Change in Rate | Total | Due to Volume | Change in Rate | Total |
| Loans | $5,573 | ($2,025) | $3,548 | $5,500 | ($2,149) | $3,351 |
| Interest – bearing deposits | (2) | (6) | (8) | (13) | (14) | (27) |
| Securities | 64 | (78) | (14) | 223 | (66) | 157 |
| Federal Funds Sold | 68 | (114) | (46) | (126) | (412) | (538) |
| Total interest earned on interest bearing assets | $5,703 | ($2,223) | $3,480 | $5,584 | ($2,641) | $2,943 |
| Interest Paid On: | | | | | | |
| Interest-bearing deposits | $1,722 | ($1,992) | ($270) | $2,249 | ($3,123) | ($874) |
| Borrowed funds | 189 | (94) | 95 | 343 | (65) | 278 |
| Total interest paid on interest bearing Liabilities | $1,911 | ($2,086) | ($175) | $2,592 | ($3,188) | ($596) |
| Net interest income | $3,792 | ($137) | $3,655 | $2,992 | $547 | $3,539 |

For discussion on our interest sensitivity, see Item 7A below.
The following table presents the amounts of our interest sensitive assets and liabilities that mature or reprice at December 31, 2003.

| (In thousands) | 1-90 Days | 90 Days to 1 Year | 1-5 Years | Over 5 Years | Total |
|---|---|---|---|---|---|
| Earning assets | | | | | |
| Fed funds sold | $16,901 | $0 | $0 | $208 | $17,109 |
| Securities | 2,471 | 2,486 | 4,318 | 14,776 | 24,051 |
| Loans | 103,850 | 57,942 | 195,121 | 29,649 | 386,562 |
| Total earning assets | $123,222 | $60,428 | $199,439 | $44,633 | $427,722 |
| Interest – bearing liabilities | | | | | |
| Interest – bearing demand | $23,702 | $0 | $29,940 | $0 | $53,641 |
| Savings | 13,837 | 0 | 18,915 | 0 | 32,752 |
| Money market savings | 43,919 | 0 | 0 | 0 | 43,919 |
| Certificates of deposit | 26,563 | 83,396 | 83,650 | 12301 | 205,910 |
| Borrowed funds | 15,541 | 1000 | 4,000 | 3,189 | 23,729 |
| Total interest - bearing liabilities | $123,562 | $84,396 | $136,505 | $15,490 | $359,951 |
| Period GAP | ($340) | ($23,968) | $62,934 | $29,143 | |
| Cumulative GAP | ($340) | ($24,308) | $38,626 | $67,769 | |
| Cumulative GAP/Earning assets | -0.08% | -5.68% | 9.03% | 15.84% | |

Contractual principal repayments of loans do not necessarily reflect the actual term of our loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and enforcement of due-on-sale clauses, which gives us the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

Non-Interest Income

Our non-interest income is derived chiefly from service charges on deposit accounts, including charges for non-sufficient funds and ATM fees, and commissions and fees from bank services, such as mortgage orginations and debit and credit card processing.

Total other income for 2003 was $3.7 million, an increase of $1.2 million or 49.8% over the 2002 balance of $2.4 million. This was the result of service charges and overdraft fees generated by an increasingly active deposit base and an increasing number of customer accounts and the addition of an overdraft protection program.

Total other income for 2002 was $2.4 million, an increase of $536,000 or 28.2% over the 2001 balance of $1.9 million.

Non-Interest Expenses

Non-interest expense consists of salaries and employee benefits, occupancy expenses, furniture and equipment and other operating expenses. Total non-interest expenses for 2003 were $13.2 million, $3.7 million or 38.7% higher than the 2002 balance. Salary expenses increased $1.6 million or 31.3%, as the Corporation opened two new branches, and increased personnel to more efficiently handle the growth of the banks. Advertising and marketing expenses increased $178 thousand or 47.5%, and were impacted by the publicity for the new branches opened by the Corporation in Winchester, Virginia in April 2003, and Front Royal, Virginia in December 2003, as well as a campaign to increase market share due to the change in the local banking environment. Stationery and supplies increased $217 thousand or 66.2% over the same period in 2002, due to the costs involved in processing an increasing number of accounts and transactions. The Corporation also incurred additional salary and occupancy expenses related to the opening of the new loan production office—which will eventually be the third bank in the holding company. The Corporation's efficiency ratio was 59.9% for 2003 compared to 55.3% for the same period in 2002.

Total non-interest expenses for 2002 were $9.5 million, $2.0 million or 26.8% higher than the 2001 total. These non-interest expenses increased as a result of serving an increasing customer base, servicing an increasing number of accounts and transactions, and the opening of new branches. Our efficiency ratio was 55.3% for 2002 compared to 57.1% for the same period in 2001.

Income Taxes

The provision for income tax expense increased $390 thousand or 18.6% for the year ended December 31, 2003 to $2.5 million versus $2.1 million at December 31, 2002.

Investments

The following tables reflect the value of the securities portfolio of the Corporation as of the periods indicated.

Carrying Value of Securities Available for Sale

| | December 31, | |
|---|---|---|
| | 2003 | 2002 |
| | (In Thousands) | |
| U.S. Government and federal agencies | $6,402 | $9,053 |
| Obligations of state & political subdivisions | 6,542 | 3,006 |
| Mortgage-backed securities | 608 | 1,473 |
| Other securities | 2,142 | 1,744 |
| | $15,694 | $15,276 |

Carrying Value of Securities Held to Maturity

| | December 31, | |
|---|---|---|
| | 2003 | 2002 |
| | (In Thousands) | |
| U.S. Government and federal agencies | $897 | $2,048 |
| Obligations of state & political subdivisions | 4,716 | 5,104 |
| Mortgage-backed securities | 0 | 47 |
| Other securities | 2,744 | 2,821 |
| | $8,357 | $10,020 |

At December 31, 2003, the approximate fair value was $23.9 million, compared to December 31, 2002 value of $25.3. As of December 31, 2003, there were no obligations by any one issuer in the investment portfolio, exclusive of obligations of the U.S. Government or U.S. Agencies and Corporations, which in the aggregate exceeded 10% of stockholders' equity.

The following tables set forth the maturity of distribution and weighted average yields of the securities portfolio at December 31, 2003. The weighted average yields are calculated on the book value of the portfolio and on securities interest income adjusted for amortization of premium and accretion of discount.

Available for Sale (1)

December 31, 2003

| (In Thousands) | Within One Year | | After One But Within Five Years | |
|---|---|---|---|---|
| | Amount (000's) | Yield (%) | Amount (000's) | Yield (%) |
| U.S. Government and federal agencies | 2,303 | 4.64% | 3,099 | 5.50% |
| Obligations of state & political subdivisions | 0 | 0.00% | 802 | 6.42% |
| Mortgage-backed securities | 0 | 0.00% | 16 | 6.79% |
| Other securities | 0 | 0.00% | 0 | 0.00% |
| Total | 2,303 | 4.64% | 3,917 | 4.22% |

| | After Five But Within Ten Years | | After Ten Years | |
|---|---|---|---|---|
| | Amount (000's) | Yield (%) | Amount (000's) | Yield (%) |
| U.S. Government and federal agencies | 500 | 5.50% | 500 | 6.25% |
| Obligations of state & political subdivisions | 3,964 | 6.24% | 1776 | 5.15% |
| Mortgage-backed securities | 168 | 5.02% | 424 | 5.23% |
| Other securities | 310 | 3.65% | 0 | 0.00% |
| Total | 4,942 | 5.96% | 2,700 | 5.37% |

Held to Maturity

December 31, 2003

| | Within One Year | | After One But Within Five Years | |
|---|---|---|---|---|
| | Amount (000's) | Yield (%) | Amount (000's) | Yield (%) |
| U.S. Government and federal agencies | 400 | 6.00% | 0 | 0.00% |
| Obligations of state & political subdivisions | 330 | 6.54% | 402 | 6.36% |
| Mortgage-backed securities | 0 | 0.00% | 0 | 0.00% |
| Other securities | 0 | 0.00% | 0 | 0.00% |
| Total | 730 | 6.24% | 402 | 6.36% |

| | After Five But Within Ten Years | | After Ten Years | |
|---|---|---|---|---|
| | Amount (000's) | Yield (%) | Amount (000's) | Yield (%) |
| U.S. Government and federal agencies | 497 | 4.59% | 0 | 0.00% |
| Obligations of state & political subdivisions | 3,033 | 5.98% | 950 | 5.55% |
| Mortgage-backed securities | 0 | 0.00% | 0 | 0.00% |
| Other securities | 0 | 0.00% | 2,745 | 7.80% |
| Total | 3,530 | 5.79% | 3,695 | 7.23% |

(1) Excludes Restricted Securities of $1,832

Loans

Net loans consist of total loans, unearned income, deferred loan fees and the allowance for loan losses and excludes loans held for sale. Net loans were $382.5 million at December 31, 2003, an increase of 22.4% over December 31, 2002.

We have significant concentrations of credit in the land acquisition and land development and construction due to the current growth and other economic development that we have been experiencing in our market area for the last several years. At December 31, 2003, we had $120.7 million of commercial loans secured by real estate, which represented 31.6% of net loans at that date. In addition, at December 31, 2003, we had $66.5 million of construction and land development loans secured by real estate, which represented 17.4% of net loans at that date. We believe that these loans are all well-secured and are performing as required.

The following table summarizes the composition of the loan portfolio at the periods indicated:

| (In thousands) | December 31, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| Loans secured by real estate: | | | (In 000's) | | |
| Construction and land development | $ 66,501 | $ 38,063 | $21,926 | $14,474 | $12,462 |
| Secured by farmland | 4,890 | 2,774 | 1677 | 892 | 957 |
| Secured by 1-4 family residential | 101,548 | 70,773 | 53,419 | 36,966 | 29,363 |
| Multi-family residential | 15,432 | 6,258 | 3,982 | 4,809 | 2,767 |
| Non-farm, non-residential loans | 120,675 | 123,477 | 83,612 | 52,774 | 43,937 |
| Loans to farmers (except those secured by real estate) | 197 | 42 | 12 | 477 | 224 |
| Commercial and industrial loans (except those secured by real estate) | 49,735 | 52,970 | 49,445 | 56,155 | 44,391 |
| Loans to individuals (except those secured by real estate) | 23,296 | 19,699 | 17,261 | 19,935 | 18,658 |
| All other loans | 4,289 | 1,838 | 425 | 1,224 | 1404 |
| | $386,563 | $315,894 | $231,759 | $187,706 | $154,163 |
| Less: | | | | | |
| Allowance for loan losses | 4,104 | 3,340 | 2,459 | 2,000 | 1,689 |
| | $382,459 | $312,554 | $229,300 | $185,706 | $152,474 |

The Corporation had no loans outstanding to foreign countries or for highly leveraged transactions as of December 31, 2003, or any of the previous years disclosed above. In addition, there were no categories of loans that exceeded 10% of outstanding loans as of December 31, 2003, which were not disclosed.

The table below presents the maturities of selected loans outstanding at December 31, 2003.

| | Within One Year | After One But Within Five Years | After Five Years | Total |
|---|---|---|---|---|
| | | (in 000's) | | |
| Commercial | $ 29,304 | $ 18,289 | $ 2,142 | $ 49,735 |
| Real estate-construction | 20,362 | 27,492 | 18,647 | 66,501 |
| | $ 49,666 | $ 45,781 | $ 20,789 | $ 116,236 |

Interest sensitivity on such loans maturing after one year:
(In Thousands)

| | |
|---|---|
| Fixed | $ 101,250 |
| Variable | 12,119 |
| Total | $ 113,369 |

## Asset Quality

Asset quality is an important factor in the successful operation of a financial institution. Banking regulations require institutions to classify their own assets and to establish prudent general allowances for losses for assets classified as substandard or doubtful. For the portion of assets classified as loss, an institution is required to either establish specific allowances of 100% of the amount classified or charge such amounts off its books.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well–secured and in process of collection. We place loans on "non-accrual" status at an earlier date, or we charge them off, if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until they qualify for a return to "accrual" status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

## Allowance for Loan Losses

We maintain the allowance for loan losses at a sufficient level to provide for potential losses in the loan portfolio. Loan losses are charged directly to the allowance when they occur, while recoveries are credited to the allowance. Specific reserves by loan type are established based on overall historical losses, anticipated losses, and inherit risk. Additionally, specific reserves for individual loans are established depending on the severity of the potential loss. Loans are individually reserved once classified as a "watch item" by management. A higher percentage of the loan is reserved for individual loans with a more severe classification. The adequacy of the provision for loan losses is reviewed regularly by management through consideration of several factors including changes in character and size of the loan portfolio and related loan loss experience, a review and examination of overall loan quality which includes the identification and assessment of problem loans and an analysis of anticipated economic conditions in the market area.

The allowance for loan losses, at December 31, 2003, was $4.1 million. This is an increase of $764 thousand or 22.9% from December 31, 2002. The increases in our allowance for loan losses are the result of adjustments that management has made in response to the growth of our loan portfolio.

An analysis of the allowance for loan losses, including charge-off activity, is presented in the following table for the periods indicated.

| (In thousands) | Year Ended December 31, 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Balance, beginning of period | $ 3,340 | $2,459 | $2,000 | $1,689 | $1,591 |
| Less Charge-off's: | | | | | |
| Commercial | 35 | 42 | 71 | 47 | 205 |
| Real estate-mortgage | 0 | 1 | 59 | 0 | 29 |
| Real estate-construction | 0 | 0 | 0 | 0 | 19 |
| Consumer installment loans | 189 | 242 | 165 | 235 | 71 |
| Total | $224 | $285 | $295 | $282 | $324 |
| Plus Recoveries: | | | | | |
| Commercial | 8 | 12 | $0 | $44 | $17 |
| Real estate-mortgage | 0 | 0 | 0 | 0 | 0 |
| Real estate-construction | 0 | 0 | 0 | 0 | 2 |
| Consumer installment loans | 61 | 54 | 67 | 66 | 23 |
| Total | $69 | $66 | $67 | $110 | $42 |
| Additions charged to operating | $919 | $1,100 | $687 | $483 | $380 |
| Balance, end of period | $4,104 | $3,340 | $2,459 | $2,000 | $1,689 |
| Ratio of net charge-offs to average loans outstanding | 0.04% | 0.08% | 0.11% | 0.10% | 0.19% |

Allocation of the Allowance for Loan Losses

The following table reflects management's allocation of the allowance for loan losses at the dates indicated

| (In Thousands) | 2003 Allowance | 2003 Percent | 2002 Allowance | 2002 Percent | 2001 Allowance | 2001 Percent |
|---|---|---|---|---|---|---|
| Real estate construction | $ 455 | 17.2% | $ 247 | 12.0% | $ 137 | 9.5% |
| Real estate mortgage | 2,397 | 62.7% | 1,911 | 64.4% | 1,287 | 61.6% |
| Commercial, financial and agriculture | 945 | 12.9% | 954 | 16.8% | 855 | 21.3% |
| Consumer & Other | 307 | 7.2% | 228 | 6.8% | 180 | 7.6% |
| | $ 4,104 | 100.0% | $ 3,340 | 100.0% | $ 2,459 | 100.0% |

| | 2000 Allowance | 2000 Percent | 1999 Allowance | 1999 Percent |
|---|---|---|---|---|
| Real estate construction | $ 84 | 7.7% | $ 75 | 8.1% |
| Real estate mortgage | 804 | 50.8% | 672 | 50.0% |
| Commercial, financial and agriculture | 912 | 30.2% | 745 | 28.9% |
| Consumer & Other | 200 | 11.3% | 197 | 13.0% |
| | $ 2,000 | 100.0% | $ 1,689 | 100.0% |

Non-Performing Assets

Non-accrual loans at December 31, 2003 were $497 thousand compared to $631 thousand for 2002. Approximately $53 thousand of interest income would have been recorded if interest had been accrued in 2003. As of December 31, 2003, the Corporation had a total of $1.4 million in non-accrual, 90 days past due and still accruing interest, and restructured loans, compared to $854 thousand in 2002. This was an increase of $589 thousand or 69.0%.

As of December 31, 2003 the Corporation had no loans in addition to the past due and non-accrual loans mentioned above that are considered to be potential problem loans. The Corporation's management and Board of Directors have reviewed the asset quality of Marathon's and Rockingham Heritage's loan portfolios and both loan loss allowances and have found them to be adequate.

The following table details information concerning non-accrual loans, foreclosed properties and past due loans as of December 31 for each of the years indicated:

| | December 31, 2003 | 2002 | 2001 | 2000 (in 000's) | 1999 |
|---|---|---|---|---|---|
| Non-accrual loans | $497 | $631 | $211 | $371 | $40 |
| Foreclosed Properties | 67 | 67 | 67 | 0 | 183 |
| | $ 564 | $ 698 | $ 278 | $ 371 | $ 223 |
| Loans past due 90 days or more and still accruing interest | $ 946 | $ 223 | $ 1,079 | $ 154 | $ 146 |

## Sources of Funds

*Deposits*

We primarily use deposits to fund our loans and investment securities. We offer individuals and small-to-medium-size businesses a variety of deposit accounts. Deposit accounts, including checking, savings, money markets and certificates of deposit, are obtained primarily from the communities which we serve. We attract both short-term and long-term deposits from the general public by offering a wide assortment of accounts and rates. We offer statement savings accounts, various checking accounts, various money market accounts, fixed-rate certificates with varying maturities and individual retirement accounts.

At December 31, 2003, deposits were $397.3 million, an increase of 15.2% from $345.1 million at December 31, 2002. The deposit growth is a reflection of branch office growth, aggressive pricing, increased marketing and bank consolidation in our principal market. In order to reduce the overall cost of funds and reduce our reliance on high cost time deposits and short- term borrowings as a funding source, we continue to direct marketing efforts towards attracting lower cost transaction accounts. However, there is no assurance that these efforts will be successful, or if successful, will reduce our reliance on time deposits and short-term borrowings.

The following table details the average amount of, and the average rate paid on the following primary deposit categories for the years ended December 31, 2003, 2002 and 2001.

| (In thousands) | Year ended December 31, 2003 | | Year ended December 31, 2002 | | Year ended December 31, 2001 | |
|---|---|---|---|---|---|---|
| | Average Balance | Average Rate | Average Balance | Average Rate | Average Balance | Average Rate |
| Demand deposits | $53,258 | | $41,379 | | $34,570 | |
| Interest - bearing demand | 49,062 | 0.54% | 40,789 | 0.96% | 32,679 | 1.90% |
| Savings | 67,341 | 1.20% | 50,983 | 1.84% | 35,585 | 2.71% |
| Certificates of deposit | 206,813 | 3.06% | 165,927 | 3.89% | 128,825 | 5.49% |
| Total interest - bearing deposits | 323,216 | 2.33% | 257,699 | 3.02% | 197,089 | 4.39% |
| Borrowed money | 19,791 | 3.92% | 15,144 | 4.49% | 7,663 | 5.25% |
| Total interest - bearing liabilities | 343,007 | 2.42% | 272,843 | 3.10% | 204,752 | 4.43% |
| Total deposits & borrowed money | $396,265 | | $314,222 | | $239,322 | |

The following is a summary of the maturity distribution of certificates of deposit and other time deposits in amounts of $100,000 or more as of December 31, 2003.

| | Amount (in 000's) | Percent |
|---|---|---|
| Three months or less | $ 8,273 | 14.82% |
| Over three-six months | 6,891 | 12.35% |
| Over six-twelve months | 17,790 | 31.88% |
| Over twelve months | 22,854 | 40.95% |
| | $ 55,808 | 100.00% |

Certificates of deposit in the amounts of $100,000 or more were $55.8 million at December 31, 2003. This represents 27.1% of the total certificates of deposit balance of $205.9 million at December 31, 2003. The Corporation does not solicit such deposits. Further, the Corporation does bid for selected public funds deposits in large denominations, and such deposits may require a pledging of investment securities.

The Corporation competes with the major regional financial institutions for money market accounts and certificates of deposits less than $100,000. While the Corporation is competitive with its interest rates, using a tiered rate system to increase individual account balances, the Corporation has found that it can continue to maintain a higher interest margin than its peers by matching loan maturities with certificate maturities and setting loan rates based on the Corporation's cost of funds.

*Borrowings*

The Corporation had no short-term borrowings with an average balance outstanding of more than 30% of stockholders' equity for the years ended December 31, 2003, 2002 and 2001.

Liquidity and Capital Reserves

Liquidity is a measure of our ability to generate sufficient cash to meet present and future obligations in a timely manner. Our liquidity requirements are measured by the need to meet deposit withdrawals, fund loans, meet reserve requirements and maintain cash levels necessary for daily operations. To meet liquidity requirements, we maintain cash reserves and have an adequate flow of funds from maturing loans, securities, and short-term investments. In addition, our banks have the ability to borrow additional funds from various sources. Short-term borrowings are available from federal funds facilities at correspondent banks and from the discount window of the Federal Reserve Bank. Borrowings are available from the Federal Home Loan Bank. We consider our sources of liquidity to be ample to meet our estimated needs.

Our ability to fund these daily commitments at December 31, 2003, 2002 and 2001 is illustrated in the table below:

| | December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | (amounts in 000's) | | |
| Liquid Assets: | | | |
| Cash and due from banks | $22,602 | $24,768 | $17,680 |
| Federal funds sold | 16,901 | 19,017 | 22,185 |
| Liquid securities | 2,471 | 5,494 | 12,396 |
| Loans maturing in one year or less | 130,010 | 118,794 | 90,764 |
| Total liquid assets | $171,984 | $168,073 | $143,025 |
| Total deposits and other liabilities | $424,022 | $363,931 | $274,120 |
| Ratio of liquid assets to deposits and other liabilities | 40.56% | 46.18% | 52.18% |

The net loan to deposit ratio (96.25%) as of December 31, 2003 has provided the opportunity for the Corporation to achieve a high return on its deposits. For the year ended December 31, 2003, the Corporation experienced a return on assets of 1.22% and a net interest margin of 4.63%.

The source of new funds is strong for both long-term and short-term duration. The growth in deposits was $52.3 million or 15.2% during 2003. The Corporation also has access to overnight federal funds from correspondent banks totaling up to $19.4 million. In addition, The Corporation has established borrowing limits through the Federal Reserve Bank's discount window for $1.0 million. Also, the Corporation has $69.4 million of funds available through the Federal Home Loan Bank of Atlanta of which $10.0 million has been utilized. Management believes that the opportunity for the sale of loans on the market is good.

The following table summarizes historical trends in our significant cash flow items for the periods indicated:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | (In thousands) | | |
| CASH FLOWS PROVIDED: | | | |
| Operations | 6,226 | 5,617 | 3,364 |
| Investing | | | |
| Maturity, call and purchase of securities | 8,068 | 10,578 | 13,206 |
| Financing | | | |
| Growth in deposits | 52,283 | 87,425 | 45,484 |
| CASH FLOWS USED: | | | |
| Investing | | | |
| Growth in loans | 70,825 | 84,353 | 44,586 |
| Purchase of property, plant and equipment | 4,148 | 2,763 | 858 |
| Purchase of securities | 6,877 | 14,209 | 11,465 |

The following table summarizes ratios considered to be significant indicators of our profitability and financial condition for the periods indicated.

| | For the Years Ending December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Return on average assets (Net income/average total assets) | 1.22% | 1.27% | 1.22% |
| Return on average equity (Net income/average equity) | 15.86% | 15.63% | 13.12% |
| Dividends payment ratio (Dividends declared/ Net income) | 16.72% | 15.65% | 16.65% |
| Average equity to average asset ratio | 7.68% | 8.13% | 8.59% |

The following tables present the net income of the Corporation, broken down by quarter for the years ended December 31, 2003 and 2002.

| | 2003 | | | |
|---|---|---|---|---|
| | In thousands (except per share) | | | |
| | March 31 | June 30 | Sept 30 | Dec 31 |
| Total interest income | $6,250 | $6,612 | $6,716 | $6,934 |
| Net interest income after provision for loan losses | 3,860 | 4,263 | 4,451 | 4,726 |
| Non interest income | 602 | 1059 | 992 | 1001 |
| Non interest expense | 2,811 | 3,217 | 3,298 | 3,887 |
| Income before income taxes | 1,651 | 2,105 | 2,145 | 1,840 |
| Net income | 1,104 | 1,446 | 1,456 | 1,250 |
| Earnings per common share – assuming dilution | $0.24 | $0.31 | $0.31 | $0.26 |
| Dividends per common share | 0.00 | 0.00 | 0.00 | 0.18 |

| | 2002 | | | |
|---|---|---|---|---|
| | In thousands (except per share) | | | |
| | March 31 | June 30 | Sept 30 | Dec 31 |
| Total interest income | $5,190 | $5,660 | $6,005 | $6,259 |
| Net interest income after provision for loan losses | 2,920 | 3,397 | 3,476 | 3,753 |
| Non interest income | 541 | 535 | 658 | 706 |
| Non interest expense | 2,077 | 2,302 | 2,433 | 2,715 |
| Income before income taxes | 1,384 | 1,630 | 1,701 | 1,744 |
| Net income | 929 | 1,097 | 1,147 | 1,191 |
| Earnings per common share – assuming dilution | $0.20 | $0.24 | $0.25 | $0.25 |
| Dividends per common share | 0.00 | 0.00 | 0.00 | 0.15 |

## Capital Resources

The Corporation's risk-based capital position at December 31, 2003 was $51.5 million, or 13.7% of risk-weighted assets, for Tier I capital, and $55.7 million, or 14.8% for total risk based capital. Tier I capital consists primarily of common shareholders' equity and Trust Preferred Capital Notes. Total risk-based capital includes the allowance for loan losses in addition to Tier 1 Capital. Risk-weighted assets are determined by assigning various levels of risk to different categories of assets and off-balance sheet items. Under current risk-based capital standards, all banks are required to have Tier I capital of at least 4% and a total capital ratio of 8%. The Corporation's issuance of $7.0 million in Trust Preferred Capital Notes in the fourth quarter of 2001 and the additional issue of $6.0 million in 2003 are included in the Tier 1 capital base, and will serve as a long-term source of funding. The Corporation also had a stock offering which generated $4.4 million in capital during the year.

## Off -Balance Sheet Obligations

The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and commercial lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments

At December 31, 2003, commitments for standby letters of credit totaled $4.8 million, unfunded commitments under lines of credit totaled $90.3 million, and commitments to extend credit totaled $35.0 million. At December 31, 2002, commitments for standby letters of credit totaled $3.5 million, unfunded commitments under lines of credit totaled $40.1 million and commitments to extend credit totaled $19.8 million.

Contractual Obligations

During the normal course of business, the Corporation obligates itself to certain contractual obligations. These obligations include long-term debt, capital leases, and operating leases. The following table summarizes those obligations as of December 31, 2003.

| ( In thousands) Contractual Obligations | Total | Less Than One Year | >1-3 years | >3-5 years | More than Five Years |
|---|---|---|---|---|---|
| Long-Term Debt | $ 23,000 | $ 3,000 | $ 5,000 | $ - | $ 15,000 |
| Capital Lease Obligations | 297 | 24 | 48 | 48 | 177 |
| Operating Leases | 879 | 227 | 290 | 110 | 252 |
| Purchase Obligations | - | - | - | - | - |
| Other | - | - | - | - | - |
| TOTAL | $ 24,176 | $ 3,251 | $ 5,338 | $ 158 | $ 15,429 |

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The provisions of the Statement were effective December 31, 2002. Management currently intends to continue to account for stock-based compensation under the intrinsic value method set forth in Accounting Principles Board ("APB") Opinion 25 and related interpretations. For this reason, the transition guidance of SFAS No. 148 does not have an impact on the Company's consolidated financial position or consolidated results of operations. The Statement does amend existing guidance with respect to required disclosures, regardless of the method of accounting used. The revised disclosure requirements are presented herein.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition requirements of the Interpretation were effective beginning January 1, 2003. The initial adoption of the Interpretation did not materially affect the Company, and management does not anticipate that the recognition requirements of this Interpretation will have a materially adverse impact on either the Company's consolidated financial position or consolidated results of operations in the future.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities and when the assets, liabilities, noncontrolling interests, and results of operations of a variable interest entity need to be included in a company's consolidated financial statements. The Interpretation requires consolidation by business enterprises of variable interest entities in cases where (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or (b) in cases where the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Management has evaluated the Corporation's investments in variable interest entities and potential variable interest entities or transactions, particularly in limited liability partnerships involved in low-income housing development and trust preferred securities structures. The implementation of FIN 46 did not have a significant impact on either the Corporation's consolidated financial position or consolidated results of operations. Interpretive guidance relating to FIN 46 is continuing to evolve and the Corporation's management will continue to assess various aspects of consolidations and variable interest entity accounting as additional guidance becomes available.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003 and is not expected to have an impact on the Corporation's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. Adoption of the Statement did not result in an impact on the Corporation's consolidated financial statements.

In November 2003, the FASB's Emerging Issues Task Force (EITF) reached a consensus on a new disclosure requirement related to unrealized losses on investment securities. The new disclosure requires a table of securities which have unrealized losses as of the reporting date. The table must distinguish between those securities which have been in a continuous unrealized loss position for twelve months or more and those securities which have been in a continuous unrealized loss position for less than twelve months. The table is to include the aggregate unrealized losses of securities whose fair values are below book values as of the reporting date, and the aggregate fair value of securities whose fair values are below book values as of the reporting date. In addition to the quantitative disclosure, FASB requires a narrative discussion that provides sufficient information to allow financial statement users to understand the quantitative disclosures and the information that was considered in determining whether impairment was not other-than-temporary. The new disclosure requirements apply to fiscal years ending after December 15, 2003. The Corporation has included the required disclosures in their consolidated financial statements.

In December 2003, the FASB issued a revised version of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88 and 106." This Statement revises employers' disclosures about pension plans and other postretirement benefits. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, No. 88, and No. 106. This Statement retains the disclosure requirements contained in the original FASB Statement No. 132, which it replaces. However, it requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The disclosures for earlier annual periods presented for comparative purposes are required to be restated for (a) the percentages of each major category of plan assets held, (b) the accumulated benefit obligation, and (c) the assumptions used in the accounting for the plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003. The Corporation has included the required disclosures in its consolidated financial statements. The Corporation does not have any plans that meet the criteria of SFAS No. 132 and therefore does not have any disclosure requirements.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

General

An important element of both earnings performance and liquidity is the management of our interest-sensitive assets and our interest-sensitive liabilities maturing or repricing within specific time intervals and the risks involved with them. Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. Our market risk is composed primarily of interest rate risk. The asset and liability management committee at each bank is responsible for reviewing the interest rate sensitivity position and establishing policies to monitor and limit exposure to this risk. Our board of directors reviews the guidelines established by each committee.

Interest rate risk is monitored through the use of three complimentary modeling tools: static gap analysis, earnings simulation modeling and economic value simulation (net present value estimation). Each of these models measures changes in a variety of interest rate scenarios. While each of the interest rate risk measures has limitations, taken together they represent a reasonably comprehensive view of the magnitude of our interest rate risk, the distribution of risk along the yield curve, the level of risk through time, and the amount of exposure to changes in certain interest rate relationships. Static gap, which measures aggregate repricing values, is less utilized since it does not effectively measure the earnings impact on us. Earnings simulation and economic value models, however, which more effectively reflect the earnings impact, are utilized by management on a regular basis.

Earnings Simulation Analysis

We use simulation analysis to measure the sensitivity of net income to changes in interest rates. The model calculates an earnings estimate based on current and projected balances and rates. This method is subject to the accuracy of the assumptions that underlie the process, but it provides a better analysis of the sensitivity of earnings to changes in interest rates than other analysis such as the static gap analysis.

Assumptions used in the model, including loan and deposit growth rates, are derived from seasonal trends and management's outlook, as are the assumptions used to project the yields and rates for new loans and deposits. All maturities, calls and prepayments in the securities portfolio are assumed to be reinvested in like instruments. Mortgage loans and mortgage backed securities prepayment assumptions are based on industry estimates of prepayment speeds for portfolios with similar coupon ranges and seasoning. Different interest rate scenarios and yield curves are used to measure the sensitivity of earnings to changing interest rates. Interest rates on different asset and liability accounts move differently when the prime rate changes and are accounted for in the different rate scenarios.

The following table represents the interest rate sensitivity on our net income using different rate scenarios as of December 31, 2003. There have been no material changes in quantitative and qualitative disclosures about market risk since this information was developed using December 31, 2003 data.

| Change in Prime Rate | % Change in Net Income |
|---|---|
| +300 basis points | +8.2% |
| +200 basis points | +7.0% |
| +100 basis points | +3.9% |
| Most Likely | 0 |
| -100 basis points | -5.8% |
| -200 basis points | -14.6% |
| -300 basis points | -28.0% |

Economic Value Simulation

We use economic value simulation to calculate the estimated fair value of assets and liabilities over different interest rate environments. Economic values are calculated based on discounted cash flow analysis. The economic value of equity is the economic value of all assets minus the economic value of all liabilities. The change in economic value of equity over different rate environments is an indication of the longer term repricing risk in the balance sheet. The same assumptions are used in the economic value simulation as in the earnings simulation.

The following chart reflects the change in net market value by using December 31, 2003 data, over different rate environments with a one-year horizon.

| Change in Prime Rate | Change in Economic Value of Equity (dollars in thousands) |
|---|---|
| +300 basis points | 5,880 |
| +200 basis points | 6,241 |
| +100 basis points | 6,488 |
| Most Likely | 7,106 |
| -100 basis points | 6,513 |
| -200 basis points | 3,904 |
| -300 basis points | (-198) |

Management of the Interest Sensitivity Gap

The interest sensitivity gap is the difference between interest-sensitive assets and interest-sensitive liabilities maturing or repricing within a specific time interval. The gap can be managed by repricing assets or liabilities, by selling investments, by replacing an asset or liability prior to maturity, or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net income due to changes in market interest rates. We evaluate interest rate risk and then formulate guidelines regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These guidelines are based upon management's outlook regarding future interest rate movements, the state of the regional and national economy, and other financial and business risk factors.

Our asset and liability committees review deposit pricing, changes in borrowed money, investment and trading activity, loan sale activities, liquidity levels and the overall interest sensitivity. The actions of the committees are reported to the boards of directors regularly (monthly by Marathon and quarterly by Rockingham Heritage). The daily monitoring of interest rate risk, investment and trading activity, along with any other significant transactions are managed by the presidents of each bank with input from other committee members.

## Item 8. Financial Statements and Supplementary Data

The following financial statements are included in this Item 8:

-- Independent Auditor's Report of Yount, Hyde & Barbour, P.C.
-- Consolidated Balance Sheets - December 31, 2003 and 2002
-- Consolidated Statements of Income - Years ended December 31, 2003, 2002 and 2001
-- Consolidated Statements of Changes in Shareholders' Equity - Years Ended December 31, 2003, 2002 and 2001
-- Consolidated Statements of Cash Flows - Years Ended December 31, 2003, 2002 and 2001
-- Notes to Consolidated Financial Statements.

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# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Premier Community Bankshares, Inc.

We have audited the accompanying consolidated balance sheets of Premier Community Bankshares, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Community Bankshares, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 9, 2004

**PREMIER COMMUNITY BANKSHARES, INC.**
**Consolidated Balance Sheets**
December 31, 2003 and 2002
(In Thousands, Except for Share Data)

| **Assets** | | **2003** | | **2002** |
|---|---|---|---|---|
| Cash and due from banks | $ | 22,394 | $ | 22,719 |
| Interest-bearing deposits in other banks | | 208 | | 2,049 |
| Federal funds sold | | 16,901 | | 19,017 |
| Securities available for sale, at fair value | | 15,694 | | 15,276 |
| Securities held to maturity (fair value approximates $8,207 and $10,033 at December 31, 2003 and 2002, respectively) | | 8,357 | | 10,020 |
| Loans, net of allowance for loan losses of $4,104 in 2003 and $3,340 in 2002 | | 382,459 | | 312,554 |
| Bank premises and equipment, net | | 10,962 | | 7,660 |
| Accrued interest receivable | | 1,678 | | 1,645 |
| Other real estate | | 67 | | 67 |
| Other assets | | 4,179 | | 2,748 |
| | $ | 462,899 | $ | 393,755 |
| **Liabilities and Shareholders' Equity** | | | | |
| **Liabilities** | | | | |
| Deposits: | | | | |
| Noninterest-bearing demand deposits | $ | 61,123 | $ | 48,536 |
| Savings and interest-bearing demand deposits | | 130,312 | | 100,969 |
| Time deposits | | 205,910 | | 195,557 |
| Total deposits | $ | 397,345 | $ | 345,062 |
| Federal Home Loan Bank advances | | 10,000 | | 9,000 |
| Short-term borrowings | | 541 | | 535 |
| Accounts payable and accrued expenses | | 2,948 | | 2,138 |
| Capital lease payable | | 188 | | 196 |
| Trust Preferred Capital Notes | | 13,000 | | 7,000 |
| Commitments and contingent liabilities | | - - | | - - |
| Total liabilities | $ | 424,022 | $ | 363,931 |
| **Shareholders' Equity** | | | | |
| Preferred stock, Series A, 5% noncumulative, no par value; 1,000,000 shares authorized and unissued | $ | - - | $ | - - |
| Common stock, $1 par value; 20,000,000 shares authorized; 2003, 4,881,084 shares issued and outstanding; 2002, 4,555,484 shares issued and outstanding | | 4,881 | | 4,555 |
| Capital surplus | | 19,328 | | 14,977 |
| Retained earnings | | 14,400 | | 10,023 |
| Accumulated other comprehensive income | | 268 | | 269 |
| Total shareholders' equity | $ | 38,877 | $ | 29,824 |
| | $ | 462,899 | $ | 393,755 |

See Notes to Consolidated Financial Statements.

**PREMIER COMMUNITY BANKSHARES, INC.**
**Consolidated Statements of Income**
Years Ended December 31, 2003, 2002 and 2001
(In Thousands, Except for Per Share Data)

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Interest and dividend income:** | | | |
| Interest and fees on loans | $ 25,106 | $ 21,558 | $ 18,207 |
| Interest on investment securities: | | | |
| Nontaxable | 217 | 188 | 119 |
| Taxable | 316 | 402 | 276 |
| Interest and dividends on securities available for sale: | | | |
| Nontaxable | 229 | 98 | 48 |
| Taxable | 322 | 485 | 645 |
| Dividends | 76 | 83 | 75 |
| Interest on deposits in banks | 4 | 12 | 39 |
| Interest on federal funds sold | 242 | 288 | 826 |
| Total interest and dividend income | $ 26,512 | $ 23,114 | $ 20,235 |
| **Interest expense:** | | | |
| Interest on deposits | $ 7,518 | $ 7,788 | $ 8,662 |
| Interest on capital lease obligations | 15 | 16 | 16 |
| Interest on borrowings | 760 | 664 | 386 |
| Total interest expense | $ 8,293 | $ 8,468 | $ 9,064 |
| Net interest income | $ 18,219 | $ 14,646 | $ 11,171 |
| **Provision for loan losses** | 919 | 1,100 | 687 |
| Net interest income after provision for loan losses | $ 17,300 | $ 13,546 | $ 10,484 |
| **Noninterest income:** | | | |
| Service charges on deposit accounts | $ 2,611 | $ 1,517 | $ 1,492 |
| Commissions and fees | 801 | 711 | 246 |
| Other | 242 | 212 | 166 |
| Total noninterest income | $ 3,654 | $ 2,440 | $ 1,904 |
| **Noninterest expenses:** | | | |
| Salaries and employee benefits | $ 6,739 | $ 5,133 | $ 4,123 |
| Net occupancy expense of premises | 670 | 555 | 451 |
| Furniture and equipment | 818 | 608 | 581 |
| Other | 4,986 | 3,231 | 2,359 |
| Total other expenses | $ 13,213 | $ 9,527 | $ 7,514 |
| Income before income taxes | $ 7,741 | $ 6,459 | $ 4,874 |
| **Provision for income tax** | 2,485 | 2,095 | 1,624 |
| Net income | $ 5,256 | $ 4,364 | $ 3,250 |
| **Earnings per share**, basic | $ 1.14 | $ 0.96 | $ 0.72 |
| **Earnings per share**, assuming dilution | $ 1.11 | $ 0.94 | $ 0.71 |

See Notes to Consolidated Financial Statements.

## PREMIER COMMUNITY BANKSHARES, INC.
**Consolidated Statements of Changes in Shareholders' Equity**
Years Ended December 31, 2003, 2002 and 2001
(In Thousands, except Share Data)

| | Common Stock | Capital Surplus | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Comprehensive Income | Total Shareholder Equity |
|---|---|---|---|---|---|---|
| **Balance, December 31, 2000** | $ 4,547 | $ 15,118 | $ 3,633 | $ 9 | | $ 23,30 |
| Comprehensive income: | | | | | | |
| Net income | -- | -- | 3,250 | -- | $ 3,250 | 3,25 |
| Other comprehensive income, unrealized gain on securities available for sale (net of tax, $30) | -- | -- | -- | 59 | 59 | 5 |
| Total comprehensive income | -- | -- | -- | -- | $ 3,309 | - |
| Dividends declared ($0.12 per share) | -- | -- | (541) | -- | | (54 |
| Issuance of common stock - exercise of stock options (95,458 shares) | 95 | 368 | -- | -- | | 46 |
| Repurchase of common stock - (114,669 shares) | (115) | (678) | -- | -- | | (79 |
| **Balance, December 31, 2001** | $ 4,527 | $ 14,808 | $ 6,342 | $ 68 | | $ 25,745 |
| Comprehensive income: | | | | | | |
| Net income | -- | -- | 4,364 | -- | $ 4,364 | 4,364 |
| Other comprehensive income, unrealized gain on securities available for sale (net of tax, $104) | -- | -- | -- | 201 | 201 | 201 |
| Total comprehensive income | -- | -- | -- | -- | $ 4,565 | -- |
| Dividends declared ($0.15 per share) | -- | -- | (683) | -- | | (683) |
| Issuance of common stock - exercise of stock options (28,000 shares) | 28 | 169 | -- | -- | | 197 |
| **Balance, December 31, 2002** | $ 4,555 | $ 14,977 | $ 10,023 | $ 269 | | $ 29,824 |
| Comprehensive income: | | | | | | |
| Net income | -- | -- | 5,256 | -- | $ 5,256 | 5,256 |
| Other comprehensive income, unrealized (loss) on securities available for sale (net of tax, $1) | -- | -- | -- | (1) | (1) | (1) |
| Total comprehensive income | -- | -- | -- | -- | $ 5,255 | -- |
| Dividends declared ($0.18 per share) | -- | -- | (879) | -- | | (879) |
| Issuance of common stock - exercise of stock options (38,100 shares) | 38 | 378 | -- | -- | | 416 |
| Issuance of comon stock, stock offering (287,500 shares) | 288 | 3,973 | -- | -- | | 4,261 |
| **Balance, December 31, 2003** | $ 4,881 | $ 19,328 | $ 14,400 | $ 268 | | $ 38,877 |

See Notes to Consolidated Financial Statements.

**PREMIER COMMUNITY BANKSHARES, INC.**

**Consoliated Statements of Cash Flows**
Years Ended December 31, 2003, 2002 and 2001
(Dollars in Thousands)

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Net income | $ 5,256 | $ 4,364 | $ 3,250 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 886 | 498 | 460 |
| Provision for loan losses | 919 | 1,100 | 687 |
| Deferred tax (benefit) | (187) | (179) | (175) |
| Loss on sale of equipment | - - | 14 | - - |
| Net amortization on securities | 53 | 22 | 17 |
| Origination of loans held for sale | - - | (4,624) | (6,291) |
| Proceeds from sale of loans held for sale | - - | 5,095 | 5,975 |
| Changes in asset and liabilities: | | | |
| Increase in other assets | (1,284) | (598) | (422) |
| Increase in accrued interest receivable | (33) | (187) | (21) |
| Increase (decrease) in accounts payable and accrued expenses | 586 | 74 | (81) |
| Increase (decrease) in interest expense payable | 30 | 38 | (35) |
| Net cash provided by operating activities | $ 6,226 | $ 5,617 | $ 3,364 |
| **Cash Flows from Investing Activities** | | | |
| Proceeds from maturities, calls and principal payments of investment securities | $ 2,358 | $ 2,590 | $ 3,691 |
| Proceeds from maturities, calls and principal payments of securities available for sale | 5,710 | 7,988 | 9,515 |
| Purchase of investment securities | (706) | (2,873) | (5,416) |
| Purchase of securities available for sale | (6,171) | (11,336) | (6,049) |
| Net increase in loans | (70,825) | (84,353) | (44,586) |
| Purchase of bank premises and equipment | (4,148) | (2,763) | (858) |
| Proceeds from sale of other real estate | - - | - - | 238 |
| Net cash (used in) investing activities | $ (73,782) | $ (90,747) | $ (43,465) |
| **Cash Flows from Financing Activities** | | | |
| Net increase in demand deposits, NOW accounts and savings accounts | $ 41,930 | $ 34,826 | $ 18,307 |
| Net increase in certificates of deposit | 10,353 | 52,599 | 27,177 |
| Increase (decrease) in Federal Home Loan Bank advances | 1,000 | 2,000 | (1,500) |
| Increase (decrease) in short-term borrowings | 6 | (24) | 13 |
| Proceeds from trust preferred capital notes | 6,000 | - - | 7,000 |
| Net proceeds from issuance of common stock | 4,677 | 197 | 463 |
| Acquisition of common stock | - - | - - | (793) |
| Principal payments on capital lease obligations | (8) | (8) | (7) |
| Payment of dividends | (683) | (541) | (455) |
| Net cash provided by financing activities | $ 63,275 | $ 89,049 | $ 50,205 |
| Increase (decrease) in cash and cash equivalents | $ (4,281) | $ 3,919 | $ 10,104 |
| **Cash and Cash Equivalents** | | | |
| Beginning | 43,784 | 39,865 | 29,761 |
| Ending | $ 39,503 | $ 43,784 | $ 39,865 |
| **Supplemental Disclosures of Cash Flow Information** | | | |
| Cash payments for: | | | |
| Interest | $ 8,263 | $ 8,442 | $ 9,099 |
| Income taxes | $ 2,285 | $ 2,574 | $ 1,867 |
| **Supplemental Schedule of Noncash Investing and Financing Activities** | | | |
| Other real estate acquired in settlement of loans | $ - - | $ - - | $ 305 |
| Unrealized gain (loss) on securities available for sale | $ (2) | $ 305 | $ 89 |

See Notes to Consolidated Financial Statements.

**PREMIER COMMUNITY BANKSHARES, INC.**

**Notes to Consolidated Financial Statements**

## Note 1. Nature of Banking Activities and Significant Accounting Policies

Premier Community Bankshares, Inc. (the "Corporation") is a Virginia multi-bank holding company headquartered in Winchester, Virginia. The Corporation owns The Marathon Bank, Rockingham Heritage Bank and its subsidiary, RHB Services, Inc., Premier Statutory Trust I, and Premier Statutory Trust II.

The accounting and reporting policies of the Corporation and its subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following is a summary of the more significant policies.

### Principles of Consolidation

The consolidated financial statements of the Premier Community Bankshares, Inc. and its subsidiaries, include the accounts of all companies. All material intercompany balances and transactions have been eliminated.

### Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

### Stock Offering

On November 19, 2003, the Corporation issued 287,500 shares of common stock through a stock offering. The stock was offered to the public at $15.75 per share. After expenses of $267,000 proceeds to the Corporation were $4,261,000.

### Loans

The Corporation's banking subsidiaries grant mortgage, commercial and consumer loans to customers. These loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Augusta, Frederick, Rockingham, Shenandoah and Warren County areas of Virginia. The ability of the debtors to honor their contracts is dependent upon the real estate and general economic conditions in these areas.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using a method that approximates the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Loans are placed on nonaccrual at an earlier date or charged off if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

## Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. Management uses three steps in calculating the balance of the reserve. The first step is the specific classification which examines problem loans and applies a weight factor to each category. The weight factor is based upon historical data and the loans within each category are reviewed on a monthly basis to determine changes in their status. The second step applies a predetermined rate against total loans with unspecified reserves. Again, this rate is based upon experience and can change over time. The third step is an unallocated allowance which is determined by economic events and conditions that may have a real, but as yet undetermined, impact upon the portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The impairment of loans that have been separately identified for evaluation is measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

## Classifications of Amortization on Assets Acquired Under Capital Leases

The amortization expense on assets acquired under capital leases is included with the depreciation expense.

## Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method.

## Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

## Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

### Bank Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

### Other Real Estate Owned

Foreclosed properties are recorded at the lower of the outstanding loan balance at the time of foreclosure or the estimated fair value less estimated costs to sell. At foreclosure any excess of the loan balance over the fair value of the property is charged to the allowance for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred.

### Advertising Costs

The Corporation and subsidiaries follow the policy of charging the production costs of advertising to expense as incurred.

### Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred tax assets.

### Stock Compensation Plan

The Corporation accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation (dollars in thousands except per share amounts):

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net income, as reported | $ 5,256 | $ 4,364 | $ 3,250 |
| Total stock-based compensation expense determined under fair value based method for all rewards | (125) | (177) | (10) |
| Pro forma net income | $ 5,131 | $ 4,187 | $ 3,240 |
| Basic earnings per share | | | |
| As reported | $ 1.14 | $ 0.96 | $ 0.72 |
| Pro forma | $ 1.11 | $ 0.92 | $ 0.72 |
| Diluted earnings per share | | | |
| As reported | $ 1.11 | $ 0.94 | $ 0.71 |
| Pro forma | $ 1.08 | $ 0.91 | $ 0.71 |

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model. The estimates were calculated using the following weighted-average assumptions for grants in 2003 and 2002, respectively: Dividend rate of 1.33% and .96%, price volatility of 22.92% and 22.26%, risk-free interest rate of 3.54% and 4.01%, and expected lives of 5 years.

See Notes 15 for additional information relating to this plan.

**Reclassifications**

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

## Note 2. Securities

The amortized cost and fair value of the securities available for sale as of December 31, 2003 and 2002 are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Fair Value |
|---|---|---|---|---|
| | 2003 (In Thousands) | | | |
| U.S. Government and federal agencies | $ 6,281 | $ 121 | - - | $ 6,402 |
| Obligations of state and political subdivisions | 6,337 | 223 | (18) | 6,542 |
| Mortgage-backed securities | 588 | 20 | - - | 608 |
| Equity securities | 250 | 60 | - - | 310 |
| Restricted securities | 1,832 | - - | - - | 1,832 |
| | $ 15,288 | $ 424 | $ (18) | $ 15,694 |

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Fair Value |
|---|---|---|---|---|
| | 2002 | | | |
| | (In Thousands) | | | |
| U.S. Treasury Notes | $ 2,000 | $ -- | $ -- | $ 2,000 |
| U.S. Government and federal agencies | 6,865 | 189 | -- | 7,054 |
| Obligations of state and political subdivisions | 2,880 | 126 | -- | 3,006 |
| Mortgage-backed securities | 1,424 | 49 | -- | 1,473 |
| Equity securities | 250 | 44 | -- | 294 |
| Restricted securities | 1,449 | -- | -- | 1,449 |
| | $ 14,868 | $ 408 | $ -- | $ 15,276 |

The amortized cost and fair value of the securities available for sale as of December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because mortgages underlying the mortgage-backed securities may be called or prepaid without any penalties. Therefore, these securities are not included in the maturity categories in the maturity summary.

| | Amortized Cost | Fair Value |
|---|---|---|
| | (In Thousands) | |
| Due in one year or less | $ 2,258 | $ 2,303 |
| Due after one year through five years | 3,783 | 3,901 |
| Due after five years through ten years | 4,293 | 4,464 |
| Due over ten years | 2,284 | 2,276 |
| Mortgage-backed securities | 588 | 608 |
| Equity securities | 250 | 310 |
| Restricted securities | 1,832 | 1,832 |
| | $ 15,288 | $ 15,694 |

The amortized cost and fair value of securities being held to maturity as of December 31, 2003 and 2002, are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Fair Value |
|---|---|---|---|---|
| | 2003 (In Thousands) | | | |
| U.S. Government and federal agencies | $ 897 | $ 9 | $ (10) | $ 896 |
| Obligations of state and political subdivisions | 4,716 | 194 | (225) | 4,685 |
| Trust preferred securities | 2,744 | 17 | (135) | 2,626 |
| | $ 8,357 | $ 220 | $ (370) | $ 8,207 |

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Fair Value |
|---|---|---|---|---|
| | 2002 (In Thousands) | | | |
| U.S. Treasury securities | $ 250 | $ 2 | $ -- | $ 252 |
| U.S. Government and federal agencies | 1,798 | 53 | -- | 1,851 |
| Obligations of state and political subdivisions | 5,173 | 134 | (112) | 5,195 |
| Mortgage-backed securities | 48 | 1 | -- | 49 |
| Trust preferred securities | 2,751 | 17 | (82) | 2,686 |
| | $ 10,020 | $ 207 | $ (194) | $ 10,033 |

The amortized cost and fair value of the securities being held to maturity as of December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because mortgages underlying the mortgage-backed securities may be called or prepaid without any penalties. Therefore, these securities are not included in the maturity categories in the maturity summary.

| | Amortized Cost | Fair Value |
|---|---|---|
| | (In Thousands) | |
| Due in one year or less | $ 730 | $ 745 |
| Due after one year through five years | 402 | 421 |
| Due after five years through ten years | 3,530 | 3,690 |
| Due over ten years | 3,695 | 3,351 |
| | $ 8,357 | $ 8,207 |

For the years ended December 31, 2003, 2002, and 2001, there were no sales of securities available for sale.

Securities having a carrying value of $5,379,000 and $5,590,000 at December 31, 2003 and 2002 were pledged to secure public deposits and for other purposes required by law.

Securities in an unrealized loss position at December 31, 2003, by duration of the unrealized loss, are shown below. No impairment has been recognized on any of the securities in a loss position because of management's intent and demonstrated ability to hold securities to scheduled maturity or call dates. There are approximately 8 securities in the consolidated portfolio of the two banks that have losses, which are considered to be temporary.

| | Less Than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized (Losses) | Fair Value | Unrealized (Losses) | Fair Value | Unrealized (Losses) |
| | | | (In Thousands) | | | |
| U.S. Government and agency securities | $ 487 | $ (10) | $ -- | $ -- | $ 487 | $ (10) |
| Obligations of states and political subdivisions | 1,637 | (243) | -- | -- | 1,637 | (243) |
| Other securities | 1,728 | (128) | 638 | (7) | 2,366 | (135) |
| | $ 3,852 | $ (381) | $ 638 | $ (7) | $ 4,490 | $ (388) |

**Note 3. Loans and Related Party Transactions**

The composition of the net loans is as follows:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| | (In Thousands) | |
| Mortgage loans on real estate: | | |
| Construction | $ 66,501 | $ 38,063 |
| Secured by farmland | 4,890 | 2,774 |
| Secured by 1-4 family residential | 101,548 | 70,773 |
| Multi-family residential | 15,432 | 6,258 |
| Nonfarm, nonresidential loans | 120,675 | 123,477 |
| Loans to farmers (except those secured by real estate) | 197 | 42 |
| Commercial loans (except those secured by real estate) | 49,735 | 52,970 |
| Consumer installment loans (except those secured by real estate) | 23,296 | 19,699 |
| Overdrafts reclassified from deposits | 384 | 962 |
| All other loans | 3,905 | 876 |
| | $ 386,563 | $ 315,894 |
| Less: | | |
| Allowance for loan losses | 4,104 | 3,340 |
| | $ 382,459 | $ 312,554 |

The Corporation, through its banking subsidiaries, has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers, their immediate families and affiliated companies in which they are principal shareholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. These persons and firms were indebted to the Banks for loans totaling $7,232,000 and $7,633,000 at December 31, 2003 and 2002, respectively. During 2003, total principal additions were $3,385,000 and total principal payments were $3,786,000.

## Note 4. Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

| | December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| | (In Thousands) | | |
| Balance, beginning | $ 3,340 | $ 2,459 | $ 2,000 |
| Provision for loan losses | 919 | 1,100 | 687 |
| Recoveries | 69 | 66 | 67 |
| Loan losses charged to the allowance | (224) | (285) | (295) |
| Balance, ending | $ 4,104 | $ 3,340 | $ 2,459 |

The following is a summary of information pertaining to impaired loans for the years ended December 31, 2003 and 2002:

| | December 31, 2003 | 2002 |
|---|---|---|
| | (In Thousands) | |
| Impaired loans with a valuation allowance | $ 2,363 | $ 1,111 |
| Impaired loans without a valuation allowance | - - | - - |
| Total impaired loans | $ 2,363 | $ 1,111 |
| Valuation allowance related to impaired loans | $ 326 | $ 318 |
| Average investment in impaired loans | $ 1,135 | $ 411 |
| Interest income recognized on impaired loans | $ 32 | $ 19 |
| Interest income recognized on a cash basis on impaired loans | $ 20 | $ - - |

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual loans excluded from impaired loan disclosure under FASB 114 amounted to $136,851 and $114,458 at December 31, 2003 and 2002, respectively. If interest on these loans had been accrued, such income would have approximated $4,800, $2,000 and $1,000 for 2003, 2002 and 2001, respectively.

## Note 5. Bank Premises and Equipment, Net

Bank premises and equipment as of December 31, 2003 and 2002 consists of the following:

| | 2003 | 2002 |
|---|---|---|
| | (In Thousands) | |
| Bank premises | $ 8,360 | $ 5,415 |
| Furniture and equipment | 5,435 | 4,368 |
| Capital leases - property and equipment | 257 | 257 |
| Bank premises and equipment in process | 828 | 686 |
| | $ 14,880 | $ 10,726 |
| Less accumulated depreciation | 3,918 | 3,066 |
| | $ 10,962 | $ 7,660 |

Depreciation and amortization, related to Bank premises and equipment, included in operating expense for 2003, 2002 and 2001 was $886,000, $498,000 and $460,000, respectively.

## Note 6. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2003 and 2002 was $55,808,000 and $48,568,000, respectively.

At December 31, 2003, the scheduled maturities of time deposits are as follows (dollars in thousands):

**Years Ending December 31:**

| | |
|---|---|
| 2004 | $ 109,769 |
| 2005 | 38,258 |
| 2006 | 12,468 |
| 2007 | 14,353 |
| 2008 | 31,062 |
| | $ 205,910 |

## Note 7. Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2003 and 2002:

| | 2003 | 2002 |
|---|---|---|
| | (In Thousands) | |
| Deferred tax assets: | | |
| Allowance for loan losses | $ 1,301 | $ 1,028 |
| Deferred loan fees | 128 | 112 |
| Deferred benefit plans | 172 | 116 |
| Other | 65 | 10 |
| | $ 1,666 | $ 1,266 |
| Deferred tax liabilities: | | |
| Depreciation | $ 460 | $ 247 |
| Securities available for sale | 138 | 138 |
| | $ 598 | $ 385 |
| Net deferred tax assets included in other assets | $ 1,068 | $ 881 |

The provision for income taxes charged to operations for the years ended December 31, 2003, 2002 and 2001, consists of the following:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | (In Thousands) | |
| Current tax expense | $ 2,672 | $ 2,274 | $ 1,799 |
| Deferred tax (benefit) | (187) | (179) | (175) |
| | $ 2,485 | $ 2,095 | $ 1,624 |

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2003, 2002 and 2001, due to the following:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | (In Thousands) | |
| Computed "expected" tax expense | $ 2,632 | $ 2,196 | $ 1,657 |
| Increase (decrease) in income taxes resulting from: | | | |
| Tax-exempt interest income | (155) | (102) | (49) |
| Other | 8 | 1 | 16 |
| | $ 2,485 | $ 2,095 | $ 1,624 |

## Note 8. Leases

### Capital Leases

The Marathon Bank has a lease agreement on a branch facility. The liability is payable in monthly installments of $1,991 through May 31, 2016 at an interest rate of 8%. The capital lease payable at December 31, 2003 in the amount of $188,000 represents the present value of the balance due in future years for lease rentals discounted at the respective interest rates. Since the term of the lease is approximately the same as the estimated useful life of the assets, and the present value of the future minimum lease payments at the beginning of the lease approximated the fair value of the leased assets at that date, the lease is considered to be a capital lease and has been so recorded.

The following is a schedule by years of the future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 2003:

Years ending December 31 (dollars in thousands):

| | | |
|---|---|---|
| 2004 | $ | 24 |
| 2005 | | 24 |
| 2006 | | 24 |
| 2007 | | 24 |
| 2008 | | 24 |
| Later years | | 177 |
| Total minimum lease payments | $ | 297 |
| Less the amount representing interest | | (109) |
| Present value of net minimum lease payments | $ | 188 |

### Operating Leases

Rockingham Heritage Bank has entered into a five-year operating lease with an entity of which a director of the Corporation is a shareholder. The lease expires on November 30, 2005 and has four five-year renewal options. The lease provides for an annual rental of $28,980 for the initial lease beginning December 1, 2000. The total minimum lease commitment at December 31, 2003 under this lease is $55,545.

The Banks were obligated under a number of other noncancelable leases for various banking premises, which including renewal options, expire through 2006. Total rental expense on premises and equipment for 2003, 2002 and 2001, was $258,000, $226,000 and $191,000, respectively.

Minimum rental commitments under noncancelable operating leases with terms in excess of one year as of December 31, 2003 were as follows (dollars in thousands):

| | | |
|---|---|---|
| 2004 | $ | 227 |
| 2005 | | 171 |
| 2006 | | 119 |
| 2007 | | 61 |
| 2008 | | 49 |
| Later years | | 252 |
| | $ | 879 |

## Note 9. Commitments and Contingent Liabilities

In the normal course of business, there are other outstanding commitments and contingent liabilities which are not reflected in the accompanying financial statements. See Note 11 with respect to financial instruments with off-balance-sheet risk.

As members of the Federal Reserve System, the banking subsidiaries are required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2003 and 2002, the aggregate amounts of daily average required balances were approximately $2,828,000 and $1,823,000, respectively.

The Banks are required to maintain certain required reserve balances with its correspondent bank. Those required balances were $9,050,000 and $7,900,000 for 2003 and 2002, respectively.

## Note 10. Dividend Restrictions

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Banks to the Corporation. The total amount of dividends which may be paid at any date is generally limited to the current year earnings and earnings retained for the two proceeding years.

At December 31, 2003, the Banks' retained earnings available for the payment of dividends was $13,706,000. Accordingly, $25,245,000 of the Corporation's equity in the net assets of the Banks was restricted at December 31, 2003.

In addition, dividends paid by the Banks to the Corporation would be prohibited if the effect thereof would cause the Banks' capital to be reduced below applicable minimum capital requirements.

## Note 11. Financial Instruments With Off-Balance-Sheet Risk

The Banks are party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and commercial lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Banks' exposure to credit loss is represented by the contractual amount of these commitments. The Banks follow the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2003 and 2002, the following financial instruments were outstanding whose contract amounts represent credit risk:

| | Contract Amount | |
|---|---|---|
| | 2003 | 2002 |
| | (In Thousands) | |
| Commitments to grant loans | $ 34,997 | $ 19,791 |
| Standby letters of credit | 4,796 | 3,541 |
| Unfunded commitments under lines of credit | 90,308 | 40,127 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Banks, is based on management's credit evaluation of the counterparty.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit generally are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Banks are committed.

Commercial and standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks generally hold collateral supporting those commitments for which collateral is deemed necessary.

The Banks have cash accounts in other commercial banks. The amount on deposit at these banks at December 31, 2003 exceeded the insurance limits of the Federal Deposit Insurance Corporation by approximately $13,232,000.

## Note 12. Employee Benefit Plans

The Marathon Bank and Rockingham Heritage Bank each have a 401(k) Profit Sharing Plan covering employees who have completed 90 days of service and are at least 18 years of age. Employees may contribute compensation subject to certain limits based on federal tax laws. The Bank makes discretionary matching contributions equal to 100 percent of an employee's compensation contributed to the Plan up to 5 percent of the employee's compensation. Additional amounts may be contributed, at the option of the Bank's Board of Directors. These additional contributions generally amount to 4.5 percent of eligible employee's compensation. Employer contributions vest to the employee over a six-year period.

For the years ended December 31, 2003, 2002 and 2001, expense attributable to these retirement plans amounted to $307,000, $183,000 and $168,000, respectively.

## Note 13. Fair Value of Financial Instruments and Interest Rate Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

### Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

### Securities

For securities, fair values are based on quoted market prices or dealer quotes.

### Loan Receivables

For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

### Deposits and Borrowings

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value of all other deposits and borrowings is determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

### Accrued Interest

The carrying amounts of accrued interest approximate fair value.

### Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2003 and 2002, the fair value of loan commitments and stand-by letters of credit were immaterial.

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (Thousands) | | (Thousands) | |
| Financial assets: | | | | |
| Cash and short-term investments | $ 39,503 | $ 39,503 | $ 43,785 | $ 43,785 |
| Securities | 24,051 | 23,901 | 25,296 | 25,309 |
| Loans, net | 382,459 | 397,150 | 312,554 | 315,184 |
| Accrued interest receivable | 1,678 | 1,678 | 1,645 | 1,645 |
| Financial liabilities: | | | | |
| Deposits | $ 397,345 | $ 401,115 | $ 345,062 | $ 348,888 |
| Federal Home Loan Bank advances | 10,000 | 10,079 | 9,000 | 9,049 |
| Short-term borrowings | 541 | 541 | 535 | 535 |
| Capital lease payable | 188 | 188 | 196 | 205 |
| Trust preferred capital notes | 13,000 | 13,000 | 7,000 | 7,000 |
| Accrued interest payable | 1,678 | 1,678 | 401 | 401 |

The Corporation, through its banking subsidiaries, assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of their financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Corporation's overall interest rate risk.

## Note 14. Minimum Regulatory Capital Requirements

The Corporation (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt correction action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Corporation and the Banks met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Reserve Bank categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.

There are no conditions or events since the notification that management believes have changed the Banks' category. The Corporation's and the Banks' capital amounts and ratios as of December 31, 2003 and 2002 are also presented in the table.

| | Actual | | Minimum Capital Requirement | | Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (Amount in Thousands) | | | |
| As of December 31, 2003: | | | | | | |
| Total Capital to Risk Weighted Assets: | | | | | | |
| Consolidated | $ 55,713 | 14.80% | $ 30,112 | 8.00% | N/A | N/A |
| The Marathon Bank | $ 23,560 | 10.63% | $ 17,729 | 8.00% | $ 22,161 | 10.00% |
| Rockingham Heritage Bank | $ 19,227 | 12.51% | $ 12,296 | 8.00% | $ 15,370 | 10.00% |
| Tier 1 Capital to Risk Weighted Assets: | | | | | | |
| Consolidated | $ 51,478 | 13.68% | $ 15,056 | 4.00% | N/A | N/A |
| The Marathon Bank | $ 21,160 | 9.55% | $ 8,864 | 4.00% | $ 13,297 | 6.00% |
| Rockingham Heritage Bank | $ 17,523 | 11.40% | $ 6,148 | 4.00% | $ 9,222 | 6.00% |
| Tier 1 Capital to Average Assets: | | | | | | |
| Consolidated | $ 51,478 | 11.46% | $ 17,975 | 4.00% | N/A | N/A |
| The Marathon Bank | $ 21,160 | 7.98% | $ 10,609 | 4.00% | $ 13,261 | 5.00% |
| Rockingham Heritage Bank | $ 17,523 | 9.52% | $ 7,366 | 4.00% | $ 9,208 | 5.00% |
| As of December 31, 2002: | | | | | | |
| Total Capital to Risk Weighted Assets: | | | | | | |
| Consolidated | $ 39,895 | 12.56% | $ 25,418 | 8.00% | N/A | N/A |
| The Marathon Bank | $ 18,272 | 10.55% | $ 13,861 | 8.00% | $ 17,326 | 10.00% |
| Rockingham Heritage Bank | $ 16,693 | 11.68% | $ 11,430 | 8.00% | $ 14,288 | 10.00% |
| Tier 1 Capital to Risk Weighted Assets: | | | | | | |
| Consolidated | $ 36,555 | 11.51% | $ 12,709 | 4.00% | N/A | N/A |
| The Marathon Bank | $ 16,444 | 9.49% | $ 6,930 | 4.00% | $ 10,395 | 6.00% |
| Rockingham Heritage Bank | $ 15,182 | 10.63% | $ 5,715 | 4.00% | $ 8,573 | 6.00% |
| Tier 1 Capital to Average Assets: | | | | | | |
| Consolidated | $ 36,555 | 9.61% | $ 15,211 | 4.00% | N/A | N/A |
| The Marathon Bank | $ 16,444 | 7.68% | $ 8,565 | 4.00% | $ 10,706 | 5.00% |
| Rockingham Heritage Bank | $ 15,182 | 9.14% | $ 6,646 | 4.00% | $ 8,308 | 5.00% |

## Note 15. Stock Compensation Plans

The Corporation's Long-Term Incentive Plan allows for incentive stock options and nonqualified stock options to be granted to certain key employees and directors with an exercise price to be not less than 100% of the Fair Market Value of the Stock on the day the stock option is granted. 440,000 shares of the Corporation's common stock plus sufficient shares to cover the options outstanding under the Corporation's previous plan have been reserved for the issuance of stock options under the Plan. All options expire ten years from the grant date and vest 25% at the date of grant and 25% each year for the three years following the grant year.

A summary of the activity in the stock option plans follows:

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 331,375 | $ 7.25 | 126,375 | $ 5.11 | 222,622 | $ 4.31 |
| Granted | 12,000 | 14.32 | 245,000 | 8.13 | 1,000 | 7.75 |
| Exercised | (38,100) | 6.03 | (28,000) | 5.33 | (95,471) | 3.25 |
| Forfeited | (10,000) | 5.00 | (12,000) | 7.30 | (1,776) | 6.83 |
| Outstanding at end of year | 295,275 | $ 7.77 | 331,375 | $ 7.25 | 126,375 | $ 5.11 |
| Options exercisable at year-end | 213,025 | $ 7.17 | 199,625 | $ 6.46 | 111,625 | $ 5.11 |
| Weighted-average fair value of options granted during the year | $ 3.31 | | $ 2.29 | | $ 2.20 | |

Information pertaining to options outstanding at December 31, 2003 is as follows:

| | Options Outstanding | | Options Exercisable | |
|---|---|---|---|---|
| Exercise Price | Number Outstanding | Weighted Average Remaining Contractual Life | Number Exercisable | Weighted Average Remaining Contractual Life |
| $ 5.00 | 65,275 | 2.75 | 65,275 | 2.75 |
| 7.25 | 5,000 | 2.75 | 5,000 | 2.75 |
| 7.75 | 1,000 | 2.75 | 750 | 2.75 |
| 7.30 | 149,000 | 7.75 | 107,500 | 7.75 |
| 10.53 | 63,000 | 8.75 | 31,500 | 8.75 |
| 10.23 | 1,000 | 9.00 | 250 | 9.00 |
| 11.67 | 1,000 | 9.25 | 250 | 9.25 |
| 14.99 | 10,000 | 9.75 | 2,500 | 9.75 |
| Outstanding at end of year | 295,275 | 6.83 | 213,025 | 6.26 |

## Note 16. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on income available to common shareholders.

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | Shares | Per Share Amount | Shares | Per Share Amount | Shares | Per Share Amount |
| Basic earnings per share | 4,602,466 | $ 1.14 | 4,537,185 | $ 0.96 | 4,514,377 | $ 0.72 |
| Effect of dilutive securities: | | | | | | |
| Stock options | 142,623 | | 83,903 | | 77,357 | |
| Diluted earnings per share | 4,745,089 | $ 1.11 | 4,621,088 | $ 0.94 | 4,591,734 | $ 0.71 |

In 2003 and 2002, stock options representing 1,000 and 31,500 shares, respectively were not included in computing diluted EPS because their effects were antidilutive.

## Note 17. Borrowings

The Corporation's banking subsidiaries has a line of credit with the Federal Home Loan Bank (FHLB) of Atlanta for $69,400,000 and $49,700,000 as of December 31, 2003 and 2002, respectively. Advances bear interest at a fixed or floating rate depending on the terms and maturity of each advance and numerous renewal options are available. These advances are secured by 1-4 family residential mortgages. The unused line of credit totaled $59,400,000 and $40,700,000 at December 31, 2003 and 2002, respectively. On some fixed rate advances the FHLB may convert the advance to an indexed floating interest rate at some set point in time for the remainder of the term. If the advance converts to a floating interest rate, the Banks may pay back all or part of the advance without a prepayment penalty. Floating rate advances may be paid back at any time without penalty.

As of December 31, 2003, the fixed-rate long-term debt totaled $10,000,000 and matures through April 6, 2011. The interest rates on the fixed-rate note payable ranges from 2.31% to 7.07%.

The contractual maturities of FHLB advances as of December 31, 2003 are as follows (dollars in thousands):

| | |
|---|---|
| Due in 2004 | $ 3,000 |
| Due in 2005 | 3,000 |
| Due in 2006 | 2,000 |
| Due in 2011 | 2,000 |
| | $ 10,000 |

In 2001, Premier Statutory Trust I, a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing redeemable Capital Securities. On December 18, 2001, $7 million of trust preferred securities were issued through a pooled underwriting totaling approximately $300 million. The securities have a LIBOR-indexed floating rate of interest. The interest rate as of December 31, 2003 was 4.77%. Interest is payable monthly. The securities have a mandatory redemption date of December 18, 2031, and are subject to varying call provisions beginning December 18, 2006. The principal asset of the Trust is $7 million of the Corporation's junior subordinated debt securities with the like maturities and like interest rates to the Capital Securities.

In 2003, Premier Statutory Trust II, a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing redeemable Capital Securities. On September 25, 2003, an additional $6 million of trust preferred securities were issued through a pooled underwriting totaling approximately $228 million. The securities have a LIBOR-indexed floating rate of interest. The interest rate as of December 31, 2003 was 4.24%. Interest is payable monthly. The securities have an optional redemption date of October 8, 2008, and are subject to varying call provisions beginning October 8, 2033. The principal asset of the Trust is $6 million of the Corporation's junior subordinated debt securities with the like maturities and like interest rates to the Capital Securities.

The Trust Preferred Securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier I capital after its inclusion. The portion of the Trust Preferred not considered as Tier I capital may be included in Tier II capital.

The obligations of the Corporation with respect to the issuance of the Capital Securities constitute a full and unconditional guarantee by the Corporation of the Trust's obligations with respect to the Capital Securities.

Subject to certain exceptions and limitations, the Corporation may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Capital Securities.

**Note 18. Other Expenses**

The Corporation and its subsidiaries had the following expenses as of December 2003, 2002 and 2001 as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | (In Thousands) | |
| Advertising | $ 553 | $ 375 | $ 154 |
| ATM expense | 315 | 257 | 210 |
| Directors' fees | 356 | 275 | 208 |
| Postage expense | 278 | 262 | 208 |
| Stationary and supples | 545 | 328 | 213 |
| Other (no item >1% of revenue) | 2,939 | 1,734 | 1,366 |
| | $ 4,986 | $ 3,231 | $ 2,359 |

**Note 19. Formation of New Bank Subsidiary**

The Corporation intends to organize a third bank in West Virginia, which will be named Premier Bank. The Corporation plans to locate Premier Bank's headquarters in Martinsburg and its initial branch office in Shepherdstown, West Virginia. It is expected that Premier Bank will open in the third quarter of 2004, after it receives a banking charter from West Virginia and insurance of accounts from the FDIC. Premier Bank will offer a wide variety of deposits and loans, including residential loans, commercial loans and commercial construction and development loans.

**Note 20. Parent Corporation Only Financial Statements**

**PREMIER COMMUNITY BANKSHARES, INC.**
**(Parent Corporation Only)**

**Balance Sheets**
December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| | (In Thousands) | |
| **Assets** | | |
| Cash | $ 402 | $ 315 |
| Interest bearing deposits with subsidiary banks | 8,429 | 3,582 |
| Federal funds sold | 3,328 | 295 |
| Accrued interest receivable | - - | 2 |
| Investment in subsidiaries | 39,354 | 32,091 |
| Equipment, net | 905 | 900 |
| Other assets | 1,063 | 724 |
| Total assets | $ 53,481 | $ 37,909 |
| **Liabilities** | | |
| Accrued expenses | $ 322 | $ 185 |
| Dividends payable | 879 | 683 |
| Trust preferred capital notes | 13,403 | 7,217 |
| | $ 14,604 | $ 8,085 |
| **Shareholders' Equity** | | |
| Preferred stock | $ - - | $ - - |
| Common stock | 4,881 | 4,555 |
| Capital surplus | 19,328 | 14,977 |
| Retained earnings | 14,400 | 10,023 |
| Accumulated other comprehensive income | 268 | 269 |
| Total shareholders' equity | $ 38,877 | $ 29,824 |
| Total liabilities and shareholders' equity | $ 53,481 | $ 37,909 |

**PREMIER COMMUNITY BANKSHARES, INC.**
**(Parent Corporation Only)**

**Statements of Income**
Years Ended December 31, 2003, 2002 and 2001

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | (In Thousands) | |
| **Income** | | | |
| Interest on securities available for sale, taxable | $ -- | $ -- | $ 9 |
| Interest on federal funds sold | 22 | 11 | 78 |
| Interest on deposits in other banks | 29 | 155 | 5 |
| Management fee income | 226 | 31 | -- |
| Total income | $ 277 | $ 197 | $ 92 |
| **Expenses** | | | |
| Interest expense on trust preferred capital notes | $ 413 | $ 392 | $ 14 |
| Other expenses | 651 | 221 | 149 |
| Total expense | $ 1,064 | $ 613 | $ 163 |
| Income (loss) before income taxes and undistributed income of subsidiaries | $ (787) | $ (416) | $ (71) |
| Provision for income tax expense (benefit) | (266) | (148) | (24) |
| Income (loss) before undistributed income of subsidiaries | $ (521) | $ (268) | $ (47) |
| Undistributed income of subsidiaries | 5,777 | 4,632 | 3,297 |
| Net income | $ 5,256 | $ 4,364 | $ 3,250 |

**PREMIER COMMUNITY BANKSHARES, INC.**
**(Parent Corporation Only)**

**Statements of Cash Flows**
Years Ended December 31, 2003, 2002 and 2001

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | (In Thousands) | |
| **Cash Flows from Operating Activities** | | | |
| Net income | $ 5,256 | $ 4,364 | $ 3,250 |
| Adjustments to reconcile net income to net cash (used in) operating activities: | | | |
| Depreciation expense | 226 | 31 | - - |
| (Undistributed income) of subsidiary | (5,777) | (4,632) | (3,297) |
| (Increase) in other assets | (336) | (290) | (278) |
| Increase (decrease) in accrued expenses | 135 | 133 | (101) |
| Net cash (used in) operating activities | $ (496) | $ (394) | $ (426) |
| **Cash Flows from Investing Activities** | | | |
| Increase in investment in subsidiaries | $ (1,486) | $ (3,000) | $ - - |
| Purchase of equipment | (231) | (931) | - - |
| Proceeds from maturity of securities available for sale | - - | - - | 501 |
| (Increase) decrease in investment in certificates of deposit with subsidiaries | (4,847) | 3,418 | (7,000) |
| Net cash (used in) investing activities | $ (6,564) | $ (513) | $ (6,499) |
| **Cash Flows from Financing Activities** | | | |
| Net proceeds from issuance of common stock | $ 4,677 | $ 197 | $ 463 |
| Proceeds from trust preferred capital notes | 6,186 | - - | 7,000 |
| Acquisition of common stock | - - | - - | (793) |
| Payment of dividends | (683) | (541) | (455) |
| Net cash provided by (used in) financing activities | $ 10,180 | $ (344) | $ 6,215 |
| Increase (decrease) in cash and cash equivalents | $ 3,120 | $ (1,251) | $ (710) |
| **Cash and Cash Equivalents** | | | |
| Beginning | 610 | 1,861 | 2,571 |
| Ending | $ 3,730 | $ 610 | $ 1,861 |

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**Item 9A. Controls and Procedures**

The Corporation maintains disclosure controls and procedures that are designed to provide assurance that information required to be disclosed by the Corporation in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission. An evaluation of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures as of December 31, 2003 was carried out under the supervision and with the participation of management, including the Corporation's Chief Executive Officer and Chief Financial Officer. Based on and as of the date of such evaluation, the aforementioned officers concluded that the Corporation's disclosure controls and procedures were effective.

The Corporation's management is also responsible for establishing and maintaining adequate internal control over financial reporting. There were no changes in the Corporation's internal control over financial reporting identified in connection with the evaluation of it that occurred during the Corporation's last fiscal quarter that materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

**PART III**

The information required by Items 10, 11, 12, 13 and 14 of Part III has been incorporated herein by reference to the Corporation's Proxy Statement for the 2004 Annual Meeting of Shareholders (the "2004 Proxy Statement") as set forth below in accordance with General Instruction G.3 of Form 10-K.

**Item 10. Directors and Executive Officers of the Registrant**

Information with respect to this Item 10 is set forth in the sections entitled "Election of Directors," "Corporate Governance and the Board of Directors – Committees of the Board – Audit Committee," "Stock Ownership – Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance and the Board of Directors – Code of Ethics" of the 2004 Proxy Statement and is incorporated herein by reference.

**Item 11. Executive Compensation**

Information with respect to this Item 11 is set forth in the sections entitled "Executive Compensation and Related Transactions – Executive Officer Compensation," "– Stock Options" and "– Employment Agreement" and "Corporate Governance and the Board of Directors – Director Compensation" in the 2004 Proxy Statement and is incorporated herein by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management**

Information with respect to this Item 12 is set forth in the sections entitled "Stock Ownership" and "Executive Compensation and Related Transactions – Equity Compensation Plan Information" in the 2004 Proxy Statement and is incorporated herein by reference.

**Item 13. Certain Relationships and Related Transactions**

Information with respect to this Item 13 is set forth in the section entitled "Executive Compensation and Related Transactions – Certain Relationships and Related Transactions" in the 2004 Proxy Statement and is incorporated herein by reference.

**Item 14. Principal Accounting Fees and Services**

Information with respect to this Item 14 is set forth in the section entitled "Audit Information – Fees of Independent Public Accountants" and "– Pre-Approved Services" in the 2004 Proxy Statement and is incorporated herein by reference.

**PART IV**

**Item 15. Exhibits and Reports on Form 8-K**

(a) (1) and (2). The response to this portion of Item 15 is included in Item 8 above.

(3). Exhibits:

3.1 Amended and Restated Articles of Incorporation, incorporated herein by reference to Exhibit 3.1 to the Corporation's Annual Report on Form 10-KSB for the year ended December 31, 2000 (File No. 0-18868).

3.2 Bylaws (as amended and restated as of August 12, 2003), incorporated herein by reference to Exhibit 3.2 to the Corporation's Registration Statement on Form S-1, as amended, filed October 10, 2003 (File No. 333-109656).

10.1 401(k) Plan of Marathon Financial Corporation, incorporated herein by reference to Exhibit 10.1 to the Corporation's Registration Statement on Form S-1 filed August 26, 1992 (File No. 33-51366).

10.2 Lease between The Marathon Bank and Post Office Plaza, L.C. for the branch office at 300 Warren Avenue, Front Royal, Virginia, incorporated herein by reference to Exhibit 10.3 to the Corporation's Registration Statement on Form S-1 filed July 26, 1992 (File No. 333-08995).

10.3 Lease between The Marathon Bank and the Lessor, James Butcher, for the branch office at 1041 Berryville Avenue, Winchester, Virginia, incorporated herein by reference to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 0-18868).

10.4 Lease between The Marathon Bank and the Lessors, Keith R. Lantz and Mary G. Lantz, for land at 1014 Main Street, Woodstock, Virginia, incorporated by reference herein by reference to Exhibit 10.5 to the Corporation's Annual Report on Form 10-KSB for the year ended December 31, 1997 (File No. 0-18868).

10.5 1996 Long-Term Incentive Plan of Marathon Financial Corporation, incorporated herein by reference to Exhibit 99 to the Corporation's Registration Statement on Form S-8 filed November 26, 1997 (File No. 333-41163).*

10.6 2002 Long-Term Incentive Plan of the Corporation, incorporated herein by reference to Exhibit 99 to the Corporation's Registration Statement on Form S-8 filed December 3, 2002 (File No. 333-101619).*

10.7 Salary Reduction Deferred Compensation Agreement, dated as of September 22, 1998, between The Marathon Bank and Donald L. Unger, incorporated herein by reference to Exhibit 10.8 to the Corporation's Registration Statement on Form S-1, as amended, filed October 10, 2003 (File No. 333-109656).*

10.8 Employment Agreement, dated as of April 1, 1998, between Marathon Financial Corporation and Donald L. Unger.*

21.1 Subsidiaries of Premier Community Bankshares, Inc., incorporated by reference herein by reference to Exhibit 21 to the Corporation's Annual Report on Form 10-KSB for the year ended December 31, 2001 (File No. 0-18868).

23.1 Consent of Yount, Hyde & Barbour, P.C.

31.1 Rule 13a-14(a) Certification of Chief Executive Officer.

31.2 Rule 13a-14(a) Certification of Chief Financial Officer.

32.1 Statement of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. § 1350.

* Management contract or compensatory plan or arrangement.

(All exhibits not incorporated herein by reference are attached as exhibits to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission.)

(b) Reports on Form 8-K.

On October 20, 2003, the Corporation furnished a Current Report on Form 8-K dated April 16, 2003 to report under Item 12, and incorporate by reference therein, three press releases that reported the Corporation's financial results for each of the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

(c) Exhibits

See Item 15(a)(3) above.

(d) Financial Statement Schedules

See Item 15(a)(2) above.

(All signatures are included with the Corporation's Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission.)

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# PREMIER COMMUNITY BANKSHARES, INC.

Dear Shareholder:

You are cordially invited to attend the 2004 Annual Meeting of Shareholders (the "Annual Meeting") of Premier Community Bankshares, Inc. (the "Corporation") to be held on Tuesday, May 4, 2004 at 3:00 p.m. at Spotswood Country Club located at 1980 Country Club Road, Harrisonburg, Virginia. At the Annual Meeting, you will be asked to elect three directors for terms of three years each and to ratify the appointment of independent auditors for the Corporation for 2004. Enclosed with this letter are a formal notice of the Annual Meeting, a Proxy Statement and a form of proxy.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted. Please complete, sign, date and promptly return the enclosed proxy using the enclosed postage-paid envelope. The enclosed proxy, when returned properly executed, will be voted in the manner directed in the proxy.

We hope that you will participate in the Annual Meeting, either in person or by proxy.

Sincerely,

John K. Stephens
Chairman

Donald L. Unger
President and Chief Executive Officer

March 29, 2004

**PREMIER COMMUNITY BANKSHARES, INC.**
**4095 Valley Pike**
**Winchester, Virginia 22602**

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders (the "Annual Meeting") of Premier Community Bankshares, Inc. (the "Corporation") will be held on Tuesday, May 4, 2004 at 3:00 p.m. at Spotswood Country Club located at 1980 Country Club Road, Harrisonburg, Virginia, for the following purposes:

1. To elect three directors to serve for terms of three years each expiring at the 2007 annual meeting of shareholders;

2. To ratify the appointment of the firm of Yount, Hyde & Barbour, P.C. as independent auditors for the Corporation for the fiscal year ending December 31, 2004; and

3. To act upon such other matters as may properly come before the Annual Meeting.

Only holders of record of shares of the Corporation's common stock at the close of business on March 15, 2004, the record date fixed by the Board of Directors of the Corporation, are entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors

Joseph W. Hollis
Secretary

March 29, 2004

**PREMIER COMMUNITY BANKSHARES, INC.**
**4095 Valley Pike**
**Winchester, Virginia 22602**

**PROXY STATEMENT**

This Proxy Statement is furnished to holders of the common stock, par value $1.00 per share ("Common Stock"), of Premier Community Bankshares, Inc. (the "Corporation"), in connection with the solicitation of proxies by the Board of Directors of the Corporation to be used at the 2004 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Tuesday, May 4, 2004 at 3:00 p.m. at Spotswood Country Club located at 1980 Country Club Road, Harrisonburg, Virginia, and any duly reconvened meeting after adjournment thereof.

Any shareholder who executes a proxy has the power to revoke it at any time by written notice to the Secretary of the Corporation, by executing a proxy dated as of a later date, or by voting in person at the Annual Meeting. It is expected that this Proxy Statement and the enclosed proxy card will be mailed on or about March 29, 2004 to all shareholders entitled to vote at the Annual Meeting.

The cost of soliciting proxies for the Annual Meeting will be borne by the Corporation. In addition, certain officers and regular employees of the Corporation or its subsidiaries, without additional compensation, may use their personal efforts, by telephone or otherwise, to obtain proxies. The Corporation may also reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy materials to the beneficial owners of shares of Common Stock.

On March 15, 2004, the record date for determining those shareholders entitled to notice of and to vote at the Annual Meeting, there were 4,886,484 shares of Common Stock issued and outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters to be acted upon at the Annual Meeting. A majority of the shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum for the transaction of business at the Annual Meeting.

A shareholder may abstain or (only with respect to the election of directors) withhold his or her vote (collectively, "Abstentions") with respect to each item submitted for shareholder approval. Abstentions will be counted for purposes of determining the existence of a quorum. Abstentions will not be counted as voting in favor of the relevant item.

A broker who holds shares in "street name" has the authority to vote on certain items when it has not received instructions from the beneficial owner. Except for certain items for which brokers are prohibited from exercising their discretion, a broker is entitled to vote on matters presented to shareholders without instructions from the beneficial owner. "Broker shares" that are voted on at least one matter will be counted for purposes of determining the existence of a quorum for the transaction of business at the Annual Meeting. Where brokers do not have or do not exercise such discretion, the inability or failure to vote is referred to as a "broker nonvote." Under the circumstances where the broker is not permitted to, or does not, exercise its discretion, assuming proper disclosure to the Corporation of such inability to vote, broker nonvotes will not be counted as voting in favor of the particular matter.

The Board of Directors is not aware of any matters other than those described in this Proxy Statement that may be presented for action at the Annual Meeting. However, if other matters do properly come before the Annual Meeting, the persons named in the enclosed proxy card possess discretionary authority to vote in accordance with their best judgment with respect to such other matters.

## PROPOSAL ONE

## ELECTION OF DIRECTORS

### General

The Board of Directors consists of nine members, three of whom are nominated for election as directors at the Annual Meeting to serve for terms of three years each expiring on the date of the annual meeting of shareholders in 2007. Six other directors are serving terms that end in either 2005 or 2006, as indicated below.

The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Common Stock cast in the election of directors. If the proxy is executed in such manner as not to withhold authority for the election of any or all of the nominees for directors, then the persons named in the proxy will vote the shares represented by the proxy for the election of the three nominees named below. If the proxy indicates that the shareholder wishes to withhold a vote from one or more nominees for director, such instructions will be followed by the persons named in the proxy.

Each nominee has consented to being named in this Proxy Statement and has agreed to serve if elected. The Board of Directors has no reason to believe that any of the nominees will be unable or unwilling to serve. If, at the time of the Annual Meeting, any nominee is unable or unwilling to serve as a director, votes will be cast, pursuant to the enclosed proxy, for such substitute nominee as may be nominated by the Board of Directors. No family relationships exist among any of the directors or between any of the directors and executive officers of the Corporation.

The following biographical information discloses each director's age and business experience in the past five years and the year that each individual was first elected to the Board of Directors or its predecessor.

### Nominees For Election For Terms That Expire in 2007

*Walter H. Aikens*, 54, has served as a director of the Corporation and of The Marathon Bank, a subsidiary of the Corporation ("Marathon"), since 1998. He is President of H & W Construction Co., Inc. and President of Aikens Corporation, both in Winchester, Virginia, and develops real estate for rental property.

*Meryl G. Kiser*, 56, has served as a director of the Corporation since September 2003. He has been President – West Virginia Operations for Marathon since August 1, 2003 and is currently President of Premier Bank (In Organization), a new subsidiary that the Corporation is forming. Mr. Kiser was Chief Executive Officer of Jefferson Security Bank in Shepherdstown, West Virginia from 1994 to June 2003.

*Paul R. Yoder, Jr.*, 62, has served as a director of the Corporation since 2000 and as a director of Rockingham Heritage Bank, a subsidiary of the Corporation ("Rockingham"), since 1989. He is a physician and surgeon and is a partner in the professional firm of Rockingham Eye Physicians, P.C.

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE NOMINEES SET FORTH ABOVE.**

### Incumbent Directors Whose Terms Expire in 2005

*Clifton L. Good*, 66, has served as a director of the Corporation since 1989 and as a director of Marathon since 1987. He is President of Clifton L. Good Realty, Incorporated, in Front Royal, Virginia.

*Joseph W. Hollis*, 50, has served as a director of the Corporation since 1989 and as a director of Marathon since 1987. He is President of B. J. Sager (beer distributor) in Winchester, Virginia. He has been Secretary of the Corporation since 2000.

*Wayne B. Ruck*, 64, has served as a director of the Corporation since 2000 and as a director of Rockingham since 1996. From 1970 to 2000, he was a co-founder and co-owner of Packaging Services, Inc. of Weyers Cave, Virginia, and seven other packaging-related companies in the Mid-Atlantic region. Since 2000, he has served as co-founder and co-owner of The Warehouse Company, a public logistics company in Harrisonburg, Virginia, and Shen-Valley LLC, a real estate development company in Harrisonburg, Virginia, and has retained an ownership position in four other packaging-related companies.

### Incumbent Directors Whose Terms Expire in 2006

*Stephen T. Heitz*, 50, has served as a director of the Corporation since 2000 and as a director of Rockingham since 1989. He is an attorney and partner in the firm of Litten and Sipe, L.L.P. in Harrisonburg, Virginia. He has been Treasurer/Assistant Secretary of the Corporation since 2000.

*John K. Stephens*, 61, has been Chairman of the Corporation since 2000 and President and Chief Executive Officer of Rockingham since 1994. He was elected Chairman of the Board of Rockingham in 1998. From 1990 to 1998, Mr. Stephens served as Vice Chairman of the Board of Rockingham.

*Donald L. Unger*, 62, has been President and Chief Executive Officer of the Corporation and of Marathon since 1992. He has served as a director of both the Corporation and Marathon since 1993. Mr. Unger was elected Chairman of Marathon in May 2000.

### Executive Officers

John K. Stephens serves as Chairman of the Board of the Corporation and Donald L. Unger serves as President and Chief Executive Officer of the Corporation. Additional information with respect to these individuals is set forth above.

## STOCK OWNERSHIP

### Security Ownership of Management

The following table sets forth, as of March 1, 2004, certain information with respect to the beneficial ownership of shares of Common Stock by each of the members of the Board of Directors, by each of the executive officers named in the "Summary Compensation Table" below and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of a director living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

The address for each of the following individuals is Premier Community Bankshares, Inc., 4095 Valley Pike, Winchester, Virginia 22602.

| | Number of Shares [(1)] | Percent of Class (%) |
|---|---|---|
| Walter H. Aikens | 28,064 | .57 |
| Clifton L. Good | 73,943 | 1.51 |
| Stephen T. Heitz | 18,936 | .39 |
| Joseph W. Hollis | 72,201 | 1.48 |
| Meryl G. Kiser | 5,400 | .11 |
| Wayne B. Ruck | 168,305 | 3.44 |
| John K. Stephens | 93,788 | 1.92 |
| Donald L. Unger | 41,583 | .85 |
| Paul R. Yoder, Jr. | 85,755 | 1.75 |
| All directors and executive officers as a group (9 persons) | 587,975 | 12.03 |

(1) Amounts disclosed include shares of Common Stock that certain directors have the right to acquire upon the exercise of stock options exercisable within 60 days, as follows: Mr. Aikens, 2,000; Mr. Good, 10,600; Mr. Heitz, 6,000, Mr. Hollis, 2,000; Mr. Kiser, 2,500; Mr. Ruck, 6,000; Mr. Stephens, 11,250; Mr. Unger, 33,750; and Dr. Yoder, 6,000.

### Security Ownership of Certain Beneficial Owners

The following table sets forth information as of March 1, 2004, regarding the number of shares of Common Stock beneficially owned by all persons known to the Corporation who own five percent or more of the outstanding shares of Common Stock.

| Name and Address | Common Stock Beneficially Owned | Percentage of Class |
|---|---|---|
| Banc Fund IV L.P. [1]<br>Banc Fund V L.P.<br>Banc Fund VI L.P.<br>208 S. LaSalle Street<br>Chicago, Illinois | 444,596 | 9.1% |

(1) In a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2004 (the "Schedule 13G"), Banc Fund IV L.P. reported beneficial ownership of, including sole voting and dispositive power with respect to, 118,700 shares of Common Stock, Bank Fund V L.P. reported similar beneficial ownership of 226,127 shares of Common Stock and Banc Fund VI L.P. reported similar beneficial ownership of 99,769 shares of Common Stock, as of December 31, 2003. Banc Fund IV L.P., Banc Fund V L.P. and Banc Fund VI L.P. are under common control, according to the Schedule 13G.

### Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Corporation's directors and executive officers, and any persons who own more than 10% of the outstanding shares of Common Stock, to file with the Securities and Exchange Commission ("SEC") reports of ownership and changes in ownership of Common Stock. Officers and directors are required by SEC regulations to furnish the Corporation with copies of all Section 16(a) reports that they file. Based solely on review of the copies of such reports furnished to the Corporation or written representation that no other reports were required, the Corporation believes that, during fiscal year 2003, all filing requirements applicable to its officers and directors were complied with.

## CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

### General

The business and affairs of the Corporation are managed under the direction of the Board of Directors in accordance with the Virginia Stock Corporation Act and the Corporation's Articles of Incorporation and Bylaws. Members of the Board are kept informed of the Corporation's business through discussions with the Chairman, the President and Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees.

### Independence of the Directors

The Board of Directors has determined that the following six individuals of its nine members are independent as defined by the listing standards of the Nasdaq Stock Market ("Nasdaq"): Walter H.

Aikens, Clifton L. Good, Stephen T. Heitz, Joseph W. Hollis, Wayne B. Ruck, and Paul R. Yoder, Jr. In reaching this conclusion, the Board considered that the Corporation and its subsidiary banks conduct business with companies of which certain members of the Board or members of their immediate families are or were directors or officers.

**Code of Ethics**

The Board of Directors has approved a Code of Ethics for Senior Financial Officers for the Corporation's Chief Executive Officer and principal financial officers. The Code of Ethics is designed to promote honest and ethical conduct, proper disclosure of financial information in the Corporation's periodic reports, and compliance with applicable laws, rules, and regulations by the Corporation's senior officers who have financial responsibilities. The Code of Ethics is available on the Corporation's web page at www.premiercommunitybankshares.com. Each of the Corporation's subsidiary banks has a Code of Ethics and Standards of Conduct for officers and employees.

**Board and Committee Meeting Attendance**

There were 14 meetings of the Board of Directors in 2003. Each incumbent director attended greater than 75% of the aggregate number of meetings of the Board of Directors and meetings of committees of which the director was a member in 2003.

**Committees of the Board**

The Corporation has an Audit Committee and a Compensation Committee. The Corporation does not have a standing Nominating Committee.

*Audit Committee*

The Audit Committee assists the Board of Directors in fulfilling the Board's oversight responsibility to the shareholders relating to the integrity of the Corporation's financial statements, the Corporation's compliance with legal and regulatory requirements, the qualifications, independence and performance of the Corporation's independent auditor and the performance of the internal audit function. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Corporation.

The Board of Directors has adopted a written charter for the Audit Committee. The Audit Committee Charter is set forth in Appendix A to this Proxy Statement and is available on the Corporation's web page at www.premiercommunitybankshares.com.

The members of the Audit Committee are Joseph W. Hollis, Chairman, Clifton L. Good and Stephen T. Heitz, all of whom the Board in its business judgment has determined are independent as defined by Nasdaq's listing standards. The Board of Directors also has determined that all of the members of the Audit Committee have sufficient knowledge in financial and auditing matters to serve on the Audit Committee and that Mr. Hollis qualifies as an audit committee financial expert as defined by SEC regulations.

The Audit Committee met five times in 2003. For additional information regarding the Audit Committee, see "Audit Committee Report" on page 15 of this Proxy Statement.

*Compensation Committee*

The Compensation Committee reviews senior management's performance and compensation and reviews and sets guidelines for compensation of all employees. All decisions by the Compensation Committee relating to the compensation of the Corporation's executive officers are reported to the full Board of Directors.

The members of the Compensation Committee are Wayne B. Ruck, Chairman, Walter H. Aikens and Paul R. Yoder, Jr., all of whom the Board in its business judgment has determined are independent as defined by Nasdaq's listing standards. The Compensation Committee met two times in 2003. For additional information regarding the Compensation Committee, see "Compensation Committee Report on Compensation of Executive Officers" on page 8 of this Proxy Statement.

**Executive Sessions**

Executive sessions where non-employee directors meet on an informal basis are scheduled either before or after each regularly scheduled Board meeting. At least once a year, the Board schedules an executive session including only independent directors. The chairman for executive sessions rotates based on the subjects to be discussed at those sessions.

**Director Nomination Process**

The Corporation has not yet formally created a standing nominating committee. The nominations process, however, is conducted solely by the Corporation's independent directors, as required by Nasdaq's listing standards, a process that has been successful in identifying appropriate directors and nominees. The Corporation's independent directors are Walter H. Aikens, Clifton L. Good, Stephen T. Heitz, Joseph W. Hollis, Wayne B. Ruck, and Paul R. Yoder, Jr. When these individuals perform the nominating function, they act in accordance with the Corporation's Articles of Incorporation and Bylaws. The Corporation does not have a separate charter related to the nomination process.

Shareholders entitled to vote for the election of directors may submit candidates for consideration by Corporation if the Corporation receives timely written notice, in proper form, for each such recommended director nominee. If the notice is not timely and in proper form, the nominee will not be considered by the Corporation. To be timely for the 2005 annual meeting, the notice must be received within the time frame set forth in "Proposals for 2005 Annual Meeting of Shareholders" on page 16 of this Proxy Statement. To be in proper form, the notice must include each nominee's written consent to be named as a nominee and to serve, if elected, and information about the shareholder making the nomination and the person nominated for election. These requirements are more fully described in Section 1.5 of the Corporation's Bylaws, a copy of which will be provided, without charge, to any shareholder upon written request to the Secretary of the Corporation, whose address is Premier Community Bankshares, Inc., 4095 Valley Pike, Winchester, Virginia 22602.

The Corporation's independent directors consider, at a minimum, the following factors in recommending to the Board potential new directors, or the continued service of existing directors:

- the ability of the prospective nominee to represent the interests of the shareholders of the Corporation;
- the prospective nominee's standards of integrity, commitment and independence of thought and judgment;

- the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee's service on other public company boards; and

- the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board of Directors.

**Annual Meeting Attendance**

The Corporation encourages members of the Board of Directors to attend the annual meeting of shareholders. All of the directors attended the 2003 annual meeting.

**Communications with Directors**

Any director may be contacted by writing to him c/o Premier Community Bankshares, Inc., 4095 Valley Pike, Winchester, Virginia 22602. Communications to the non-management directors as a group may be sent to the same address, c/o the Secretary of the Corporation. The Corporation promptly forwards, without screening, all such correspondence to the indicated directors.

**Director Compensation**

Each director of the Corporation is paid an annual retainer fee of $6,000 and directors' fees for meetings attended as follows:

| | |
|---|---|
| Board of Directors Meetings | $ 500 |
| Audit and Compensation Committee Meetings | $ 200 |

Joseph W. Hollis, as Chairman of the Audit Committee, receives an additional $200 per Audit Committee meeting (for a total of $400 per meeting).

In addition, on September 9, 2003, the Corporation granted Meryl G. Kiser, in his capacity as an executive officer, an option to purchase 10,000 shares of Common Stock at $14.99 per share. The option was exercisable immediately with respect to 2,500 shares and will become exercisable with respect to additional 2,500 on each of September 9, 2004, 2005, and 2006.

## EXECUTIVE COMPENSATION AND RELATED TRANSACTIONS

**Compensation Committee Report on Compensation of Executive Officers**

The Compensation Committee (the "Committee"), which is composed of the non-employee directors of the Corporation listed below, recommends to the Board of Directors of the Corporation the annual salary levels and any bonuses to be paid to the Corporation's executive officers – Donald L. Unger, President and Chief Executive Officer, and John K. Stephens, Chairman of the Board. The Committee also makes recommendations to the Board of Directors regarding the issuance of stock options and other compensation related matters.

The primary objective of the Corporation's executive compensation program is to provide competitive levels of compensation to attract and retain highly skilled and motivated executive officers who will manage the Corporation in a manner to promote its growth and profitability and advance the interest of the Corporation's shareholders. As such, the compensation program is designed to provide levels of compensation that are reflective of both the individual's and the Corporation's performance in achieving its goals and objectives.

The elements of the Corporation's compensation program include base annual salary and long-term incentives through the grants of stock options under the Corporation's 1996 Long Term Incentive Plan and 2002 Long Term Incentive Plan, both of which were approved by shareholders. The Corporation no longer issues any grants or awards under the 1996 Long Term Incentive Plan.

The Committee establishes annual salary ranges for both executive officer positions. In establishing these ranges, the Committee balances the need to offer salaries that are competitive with peer companies with the need to maintain careful control of salary and benefits expense. The Committee sets base salaries at levels competitive with amounts paid to senior executives with comparable qualifications, experience and responsibilities after comparing salary ranges of similarly sized banks located in Virginia. The Virginia Bankers Association Salary Survey of Virginia Banks is used for comparison of salaries paid for similar positions and responsibilities. In making compensation determinations for 2003, the Committee evaluated the performance of the executive officers based on the financial performance of the Corporation, achievements in implementing the Corporation's long-term strategy, and the personal observations of the executive officers' performance by the members of the Committee. No particular weight was given to any particular aspects of the performance of the executive officers.

In addition, Mr. Unger's compensation is governed by an employment agreement. Under the terms of that agreement, he is eligible for base salary increases and bonuses as the Committee may determine.

Each year, the Committee also considers the desirability of granting long-term incentive awards under the 2002 Long Term Incentive Plan. The Committee believes that grants of options focus the Corporation's executive management on building profitability and shareholder value. The Committee notes in particular its view that stock option grants afford a desirable long-term compensation method because they closely ally the interest of management with shareholder value. In fixing the grants of stock options to executive officers, the Committee takes into account the respective scope of accountability and contributions of each executive officer. The Committee elected to not make any grants to either executive officer under the 2002 Long Term Incentive Plan in 2003.

*Compensation Committee*
Wayne B. Ruck
Walter H. Aikens
Paul R. Yoder, Jr.

**Compensation Committee Interlocks and Insider Participation**

No member of the Compensation Committee is a current or former officer of the Corporation or any of its subsidiaries. In addition, there are no compensation committee interlocks with other entities with respect to any such member.

**Executive Officer Compensation**

The following table presents information concerning the compensation of Messrs. Stephens and Unger. This table presents compensation for services rendered in all capacities to the Corporation and its subsidiaries by Mr. Stephens and by Mr. Unger in 2003, 2002 and 2001.

**Summary Compensation Table**

| | | Annual Compensation | | | Long Term Compensation | |
|---|---|---|---|---|---|---|
| Name | Year | Salary | Bonus | Other Annual Compen-sation ($) | Securities Underlying Options (#) | All Other Compensation [(1)] |
| John K. Stephens | 2003 | $151,594 | $27,500 | * | -- | $30,753 |
| Chairman | 2002 | 141,900 | 26,250 | * | -- | 27,176 |
| | 2001 | 137,800 | 25,000 | * | -- | 14,096 |
| Donald L. Unger | 2003 | $143,325 | $32,563 | * | -- | $33,763 |
| President and Chief | 2002 | 136,500 | 26,250 | * | -- | 31,603 |
| Executive Officer | 2001 | 130,000 | 25,000 | * | -- | 26,022 |

* All benefits that might be considered of a personal nature did not exceed the lesser of $50,000 or 10% of total annual salary and bonus for all officers named in the table.

(1) For Mr. Stephens, amounts represent contributions to the Rockingham Heritage Bank Employee Retirement Plan on behalf of Mr. Stephens and the payment of director's fees by the Corporation. For Mr. Unger, amounts represent (i) contributions to Marathon's 401(k) Plan and to Marathon's Excess Benefit Plan on behalf of Mr. Unger pursuant to Mr. Unger's employment agreement and (ii) the payment of directors' fees by the Corporation.

## Stock Options

The Corporation did not grant any stock options to Messrs. Stephens and Unger during 2003. In addition, neither individual exercised any stock options during 2003. The following table sets forth information with respect to stock options held by Messrs. Stephens and Unger as of December 31, 2003.

### Fiscal Year End Option Values

| | Number of Securities Underlying Unexercised Options at December 31, 2003 (#) | | Value of Unexercised In-The-Money Options at December 31, 2003 ($)[1] | |
|---|---|---|---|---|
| Name | Exercisable | Unexercisable | Exercisable | Unexercisable |
| John K. Stephens | 11,250 | 3,750 | 116,550 | 38,850 |
| Donald L. Unger | 33,750 | 3,750 | 401,400 | 38,850 |

(1) The value of unexercised in-the-money options at fiscal year end was calculated by determining the difference between (i) the fair market value of common stock underlying the options at December 31, 2003 and (ii) the exercise price of the options.

## Equity Compensation Plan Information

The following table summarizes information concerning the Corporation's equity compensation plans at December 31, 2003:

| Plan Category | Number of Shares to be Issued upon Exercise of Outstanding Options and Warrants | Weighted Average Exercise Price of Outstanding Options and Warrants | Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in First Column) |
|---|---|---|---|
| Equity compensation plans approved by shareholders [1] | | | |
| 1996 Long Term Incentive Plan | 220,275 | $ 6.62 | 0 |
| 2002 Long Term Incentive Plan | 75,000 | 11.14 | 365,000 |
| Equity compensation plans not approved by shareholders | N/A | N/A | N/A |
| Total | 295,275 | $ 7.77 | 365,000 |

(1) The Corporation has two stock option plans, the 1996 Long Term Incentive Plan and the 2002 Long Term Incentive Plan, both of which were approved by shareholders. The Corporation no longer issues any grants or awards under the 1996 Long Term Incentive Plan. The 2002 Long Term Incentive Plan, which replaced the 1996 Long Term Incentive Plan, authorizes the issuance of up to 650,125 shares of common stock. This amount includes any unissued shares under outstanding grants or awards under the 1996 Long Term Incentive Plan (as disclosed in the table), and any shares that had been previously issued under that plan but were forfeited, expired, canceled or settled without the issuance of shares of common stock under that plan.

**Employment Agreement**

The Corporation and Mr. Unger entered into an employment agreement on April 1, 1998 (the "Agreement"). The Agreement was automatically renewed on March 31, 2003 for a one-year period, and will automatically renew for successive one-year periods thereafter unless expressly terminated by the Corporation.

As compensation under the Agreement, Mr. Unger receives a base salary of $143,325. As additional compensation under the Agreement and at the election and in the discretion of the Board of Directors, Mr. Unger may receive a bonus in the form of cash or options to purchase shares of Common Stock. The Agreement permits Mr. Unger to participate in any benefit plans adopted by the Corporation under the same terms and conditions as other employees of the Corporation.

In the event of a change in control of the Corporation, the Agreement provides that Mr. Unger shall receive a cash payment equal to the greater of (i) the amount of salary due to Mr. Unger for the remainder of the term of the Agreement or (ii) the product of his annual salary and the multiple of the book value per share of Common Stock received by the Corporation's shareholders in connection with such change of control, provided such multiple does not exceed three.

**Certain Relationships and Related Transactions**

Some of the directors and officers of the Corporation and their families are at present, as in the past, customers of one of the banking subsidiaries of the Corporation, and have had and expect to have transactions with one or more of the subsidiary banks in the ordinary course of business. In addition, some of the directors and officers of the Corporation or its subsidiaries are at present, as in the past, also directors and officers of corporations that are customers of the subsidiary banks and that have had or expect to have transactions with the subsidiary banks in the ordinary course of business. Such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features.

As of December 31, 2003, the aggregate amount of loans, direct and indirect, from Marathon and Rockingham to the directors and executive officers of the Corporation, Marathon and Rockingham, and entities in which they own significant interest, was $7,232,000.

Rockingham has a lease agreement with Village Square Plaza, LLC, of which Wayne B. Ruck, a director of the Corporation, owns 16.7%. The lease relates to Rockingham's branch at 54 Franklin Street, Suite 102, Weyers Cave, Virginia. The lease became effective in December 2000 and terminates in December 2026. The rent paid on the lease totaled $28,494 for the year 2003.

The firm of Litten and Sipe, L.L.P. of which Stephen T. Heitz, a director of the Corporation, is a partner, rendered legal services to Rockingham in 2003.

## Stock Performance Graph

The following graph compares the cumulative total return to the shareholders of the Corporation for the last five fiscal years with the total return on the Nasdaq Composite Index and the SNL Southeast Bank Index, as reported by SNL Financial LC, assuming an investment of $100 in shares of Common Stock on December 31, 1998, and the reinvestment of dividends.

### *Premier Community Bankshares, Inc.*


Total Return Performance
Premier Community Bankshares, Inc.
Nasdaq Composite Index
SNL Southeast Bank Index
Index Value
275
250
225
200
175
150
125
100
75
50
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03

| *Index* | | | *Period Ending* | | | |
|---|---|---|---|---|---|---|
| | **12/31/98** | **12/31/99** | **12/31/00** | **12/31/01** | **12/31/02** | **12/31/03** |
| Premier Community Bankshares, Inc. | 100.00 | 83.70 | 70.71 | 118.94 | 145.35 | 253.23 |
| Nasdaq Composite Index | 100.00 | 185.95 | 113.19 | 89.65 | 61.67 | 92.90 |
| SNL Southeast Bank Index | 100.00 | 78.69 | 79.01 | 98.44 | 108.74 | 136.55 |

## PROPOSAL TWO

## APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors, upon recommendation by the Corporation's Audit Committee, has appointed, subject to shareholder approval, the firm of Yount, Hyde & Barbour, P.C. as independent public accountants to audit the consolidated financial statements of the Corporation for the fiscal year ending December 31, 2004. Yount, Hyde & Barbour, P.C. audited the financial statements of the Corporation for the year ended December 31, 2003. A majority of the votes cast by holders of shares of Common Stock is required for the ratification of the appointment of the independent public accountants.

Representatives of Yount, Hyde & Barbour, P.C. are expected to be present at the Annual Meeting, will have an opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions from shareholders.

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPOINTMENT OF YOUNT, HYDE & BARBOUR, P.C. AS THE CORPORATION'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004.**

## AUDIT INFORMATION

### General

The Board of Directors has adopted a written charter for the Audit Committee that is set forth in Appendix A to this Proxy Statement. The three members of the Audit Committee are independent as that term is defined in the listing standards of the National Association of Securities Dealers.

### Fees of Independent Public Accountants

*Audit Fees*

The aggregate fees billed by Yount, Hyde & Barbour, P.C. for professional services rendered for the audit of the Corporation's annual financial statements for the fiscal years ended December 31, 2003 and 2002, and for the review of the financial statements included in the Corporation's Quarterly Reports on Form 10-QSB, and services that are normally provided in connection with statutory and regulatory filings and engagements, for those fiscal years were $60,850 for 2003 and $59,250 for 2002.

*Audit Related Fees*

The aggregate fees billed by Yount, Hyde & Barbour, P.C. for professional services for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and not reported under the heading "Audit Fees" above for the fiscal years ended December 31, 2003 and December 31, 2002 were $54,340 and $57,917, respectively. During 2003 and 2002, these services included Information Technology systems audit, FHLB collateral verification audit, ACH agreed-upon procedures, Public Funds agreed-upon procedures, BSA agreed-upon procedures, fraud investigation procedures and consultation concerning financial accounting and reporting standards and other related issues.

*Tax Fees*

The aggregate fees billed by Yount, Hyde & Barbour, P.C. for professional services for tax compliance, tax advice and tax planning for the fiscal years ended December 31, 2003 and December 31, 2002 were $3,800 and $3,700, respectively. During 2003 and 2002, these services included the preparation of federal and state tax returns.

*All Other Fees*

There were no fees billed by Yount, Hyde & Barbour, P.C. for any other services rendered to the Corporation for the fiscal year ended December 31, 2003. The aggregate fees billed by Yount, Hyde & Barbour, P.C. for all other services rendered to the Corporation for the fiscal year ended December 31, 2002 were $35,535. During 2002, other services included agreed-upon procedures for the internal audit function.

**Pre-Approved Services**

All services not related to the annual audit and quarterly review of the Corporation's financial statements, as described above, were pre-approved by the Audit Committee, which concluded that the provision of such services by Yount, Hyde & Barbour, P.C. was compatible with the maintenance of that firms' independence in the conduct of their auditing functions. The Audit Committee's Charter, which is attached as Appendix A to this Proxy Statement, provides for pre-approval of audit, audit-related and tax services. The Charter authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

**Audit Committee Report**

Management is responsible for the Corporation's internal controls, financial reporting process and compliance with laws and regulations and ethical business standards. The independent auditor is responsible for performing an independent audit of the Corporation's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes on behalf of the Board of Directors.

In this context, the Audit Committee has reviewed and discussed with management and the independent auditors the audited financial statements. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Audit Committee has received from the independent auditors the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from the Corporation and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, for filing with the SEC. By recommending to the Board of Directors that the audited financial statements be so included, the Audit Committee is not opining on the accuracy, completeness or presentation of the information contained in the audited financial statements.

*Audit Committee*
Joseph W. Hollis, Chairman
Clifton L. Good
Stephen T. Heitz

## PROPOSALS FOR 2005 ANNUAL MEETING OF SHAREHOLDERS

Under the regulations of the SEC, any shareholder desiring to make a proposal to be acted upon at the 2005 annual meeting of shareholders must cause such proposal to be received, in proper form, at the Corporation's principal executive offices at 4095 Valley Pike, Winchester, Virginia 22602 no later than November 29, 2004, in order for the proposal to be considered for inclusion in the Corporation's Proxy Statement for that meeting. The Corporation presently anticipates holding the 2005 annual meeting of shareholders on May 3, 2005.

The Corporation's Bylaws also prescribe the procedure that a shareholder must follow to nominate directors or to bring other business before shareholders' meetings outside of the proxy statement process. For a shareholder to nominate a candidate for director at the 2005 annual meeting of shareholders, notice of nomination must be received by the Secretary of the Corporation not less than 45 days prior to the date of the 2005 annual meeting. The notice must describe various matters regarding the nominee and the shareholder giving the notice. For a shareholder to bring other business before the 2005 annual meeting of shareholders, notice must be received by the Secretary of the Corporation not less than 45 days prior to the date of the 2005 annual meeting. The notice must include a description of the proposed business, the reasons therefor, and other specified matters. Any shareholder may obtain a copy of the Corporation's Bylaws, without charge, upon written request to the Secretary of the Corporation. Based upon an anticipated date of May 3, 2005 for the 2005 annual meeting of shareholders, the Corporation must receive any notice of nomination or other business no later than March 19, 2005.

## OTHER MATTERS

The Board of Directors knows of no other matters that may come before this meeting. If any matters other than those referred to should properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their best judgment.

**THE CORPORATION'S ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003, INCLUDING FINANCIAL STATEMENTS, IS BEING MAILED TO SHAREHOLDERS WITH THIS PROXY STATEMENT. ADDITIONAL COPIES OF THE CORPORATION'S ANNUAL REPORT MAY BE OBTAINED WITHOUT CHARGE BY WRITING TO THE SECRETARY, PREMIER COMMUNITY BANKSHARES, INC., WHOSE ADDRESS IS 4095 VALLEY PIKE, WINCHESTER, VIRGINIA 22602. THE ANNUAL REPORT IS NOT PART OF THE PROXY SOLICITATION MATERIALS.**

By Order of the Board of Directors

Joseph W. Hollis, Secretary

**Appendix A**

## PREMIER COMMUNITY BANKSHARES, INC.

## AUDIT COMMITTEE CHARTER

**Purpose**

The Audit Committee (the "Committee") shall assist the Board of Directors in its oversight of (1) the integrity of the Corporation's financial statements and its financial reporting and disclosure practices, (2) the appointment, compensation, and oversight of the independent accountants of the Corporation, (3) the soundness of the Corporation's systems of internal controls regarding finance and accounting compliance, (4) the independence and performance of the Corporation's internal audit staff, and (5) compliance with applicable legal, ethical, and regulatory requirements. In doing so, it is the responsibility of the Committee to provide an open avenue of communication between the Committee, the Board of Directors, Management, the internal auditor, the compliance officer and the independent accountants. The Committee may adopt such policies and procedures as it may deem necessary or appropriate to carry out its responsibilities under this charter.

**Membership**

The Committee shall consist of at least three Directors. The members of the Audit Committee shall meet the independence and experience requirements of the NASDAQ Stock Market, Inc. (the "NASDAQ") and the U. S. Securities and Exchange Commission (the "SEC"). In particular, each Committee member shall be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. In addition, at least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in that member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The Board of Directors shall appoint members annually, with one of the members appointed by the Committee as Committee Chair. It is the responsibility of the Chairman to schedule and preside at all meetings of the Committee and to ensure the Committee has a written agenda for its meetings.

**Meetings and Reports**

The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee is to meet in separate executive sessions with Management, its independent accountants, its internal auditor, and the compliance officer at least once each year and at other times when considered appropriate to fulfill its responsibilities.

The Committee shall report regularly to the Board of Directors any material issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's independent accountant or the performance of the internal audit function. In addition, the Committee shall annually report to the Board of Directors its conclusions with respect to the performance and independence of the Corporation's independent accountant.

**Authority**

In discharging its oversight role, the Committee is empowered to investigate any matters within the Committee's scope of responsibilities. The Committee shall have unrestricted access to members of Management and relevant information. The Committee may retain independent counsel, accountants or other advisors as it determines necessary to carry out its duties. The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent accountants for the purpose of rendering or issuing an audit report and other services, and to any advisors employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

**Responsibilities and Duties**

The Committee shall review and assess annually the Committee's formal charter and recommend to the Board of Directors any needed revisions thereto. In performing its oversight responsibilities, the Committee shall:

Independent Accountants

1. Be directly responsible for the appointment, compensation, and oversight of the work of the independent accountants, for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee.
2. Preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Corporation by its independent accountants, subject to the de minimus exceptions for permissible non-audit services that are subsequently approved by the Committee. (The Committee may delegate to one or more designated members of the Committee the authority to grant such pre-approvals.)
3. Receive a formal written report and other periodic information from the independent accountants regarding the independence of the independent accountants, discuss such information with the independent accountants, and take appropriate actions to satisfy itself of the independent accountants' independence.
4. Review the scope and approach of the annual audit with the independent accountants.
5. Instruct the independent accountants to communicate directly to the Committee any serious difficulties or disputes with Management. The independent accountants are responsible to the Committee and, ultimately, to the Board of Directors.
6. Obtain and review at least annually a report by the independent accountant describing the independent accountant's internal quality-control procedures, and any material issues raised by the most recent internal quality-control review or peer review of the independent accountant.

Financial Statement and Disclosure Matters

7. Ensure that the independent accountants review the Corporation's quarterly financial statements prior to the filing of each Quarterly Report on Form 10-Q.
8. Advise Management, based upon its review and discussion, whether anything has come to the Committee's attention that causes it to believe that the audited financial statements included in the Corporation's Annual Report on Form 10-K contain an untrue statement of material fact or omit the statement of a necessary material fact.
9. Provide a report for inclusion in the Corporation's proxy statement or other SEC filings required by applicable laws and regulations and stating among other things whether the Committee has:
    - Reviewed and discussed the audited financial statements with Management.
    - Discussed with the independent accountants the matters required to be discussed by Auditing Standards No. 61 (Communication with Audit Committees).
    - Received disclosures from the independent accountants regarding their independence as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with the accountants their independence.
    - Recommend to the Board of Directors that the audited financial statements be included in the Form 10-K.
10. Review with the independent accountants at the completion of the annual audit:
    - The Corporation's annual financial statements and related footnotes.

- The independent accountants' audit of the financial statements in their report.
- Any significant changes required in the independent accountants' audit plan.
- Any disputes with Management or other problems or difficulties encountered during the audit.
- Other matters related to conduct that should be communicated to the Committee under generally accepted auditing standards.

11. Review and discuss with Management and the independent accountants:
    - Significant accounting principles, financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements.
    - All critical accounting practices and practices to be used.
    - All alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent accountants.
    - Other material written communications between the independent accountants and Management, such as any management letter or schedule of unadjusted differences.
12. Resolve, as it deems appropriate, all disagreements between Management and the independent accountant.
13. Review disclosures made to the Committee by the Corporation's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving Management or other employees who have a significant role in the Corporation's internal controls.
14. Discuss with Management and the independent accountant the types of information to be disclosed and the type of presentation to be made in earnings press releases.
15. Review with Management any comment letters received by Management from the NASDAQ or the SEC concerning any filings by the Corporation.

Internal Audit and Compliance

16. Evaluate the internal audit and compliance role, activities, organizational structure, and the annual internal audit and compliance plans with the appropriate focus on risk assessment and risk management.
17. Consider and review with Management:
    - Significant findings and Management's response, including the timetable for implementation to correct weaknesses.
    - Any difficulties encountered in the course of internal audits and compliance reviews such as restrictions on the scope of work or access to information.
    - Any changes required in the planned scope of audits and compliance reviews.
    - The evaluation of the audit and compliance staff.

Internal Controls and Risk Assessment

18. Review and evaluate the effectiveness of the Corporation's process for assessing significant risks or exposures and the steps Management has taken to monitor and control such risks to the Corporation.
19. Assess the effectiveness of or weaknesses in the Corporation's internal controls, including the status and adequacy of information systems and security.
20. Review any related significant findings and recommendations of the independent accountants, the internal auditor and the compliance officer together with Management's responses, including the timetable for implementation of recommendations to correct weaknesses in the internal controls.

21. Discuss with Management, the internal auditor, the compliance officer and the Corporation's independent accountants the status and adequacy of management information systems including the significant risks and major controls over such risks.

Compliance with Laws and Regulations

22. Ascertain whether the Corporation has an effective process for determining risks and exposure from asserted and unasserted litigation and claims from noncompliance with laws and regulations.
23. Review with the Corporation's counsel and others, as necessary, any legal, tax, or regulatory matters that may have a material impact on the Corporation's operations and the financial statements.

Code of Ethical Conduct

24. Review and monitor, as appropriate, with the independent accountants the administration of and compliance with the Foreign Corrupt Practices Act.
25. Periodically review the Corporation's Code of Conduct to ensure Management has established a system to enforce the Code.
26. Establish and maintain procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by the employees of the Corporation of concerns regarding questionable accounting or auditing practices.

Annual Review

27. Conduct an annual performance evaluation of the Committee, including, without limitation, an evaluation of the fulfillment of its responsibilities under this charter and applicable laws and regulations.

The Committee relies on the expertise and knowledge of Management, the internal auditor, the compliance officer, and the independent accountants in carrying out its oversight responsibilities. Management of the Corporation is responsible for determining the Corporation's financial statements are complete, accurate, and in accordance with generally accepted accounting principles. The independent accountants are responsible for auditing the Corporation's financial statements. It is not the duty of the Committee to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with generally accepted accounting principles, to conduct investigations, or to ensure compliance with laws and regulations of the Corporation's internal policies, procedures and controls.



# PREMIER COMMUNITY BANKSHARES, INC.

## STOCK LISTING

Current market quotations for the common stock of Premier Community Bankshares, Inc. are available on the NASDAQ Small Cap Market under the symbol PREM.

## STOCK TRANSFER AGENT

Registrar and Transfer Company
[illegible] Commerce Drive
Cranford, NJ 07016-3572
800-866-1340

## INDEPENDENT AUDITORS

Yount, Hyde & Barbour, P.C.
Winchester, VA

## MARKET MAKERS

McKinnon & Company, Inc.
Norfolk, VA

Scott & Stringfellow
Richmond, VA

Koonce Securities, Inc.
Bethesda, MD

## LEGAL COUNSEL

Williams, Mullen, Clark & Dobbins
Richmond, VA

## CORPORATE HEADQUARTERS

Premier Community Bankshares, Inc.
4095 Valley Pike
Winchester, VA 22602

Mailing Address:
P.O. Box 998
Stephens City, VA 22655
(540) 869-6600



Winchester
Woodstock
Front Royal
Harrisonburg
Elkton
Weyers
Cave
Staunton
Waynesboro




